                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 Amendment No. 1
                                       to

                                 Schedule 13E-3
                  Transaction Statement under Section 13(e) of
          the Securities Exchange Act of 1934 and Rule 13e-3 Thereunder

                                Day Runner, Inc.
                                (Name of Issuer)

                                   KAYSUN Inc.
                               KAYSUN Holdings LLC
                                Day Holdings LLC
                         Osmond Acquisition Company LLC
                      (Name of Person(s) Filing Statement)

                    Common Stock, Par Value $0.001 Per Share
                         (Title of Class of Securities)

                                    23945205
                      (CUSIP Number of Class of Securities)

         David J. Shladovsky                           Lawrence S. Coben
           Day Holdings LLC                      Osmond Acquisition Company LLC
       1800 Avenue of the Stars                         685 Third Avenue
    Los Angeles, California 90067                   New York, New York 10017
             310-284-6438                                 212-582-3015


            (Name, Address and Telephone Number of Person Authorized
          to Receive Notices and Communications on Behalf of Person(s)
                                Filing Statement)

                                 with Copies to:

            Howard F. Hart                           Jay M. Goffman
      Hughes Hubbard & Reed LLP         Skadden, Arps, Slate, Meagher & Flom LLP
        350 South Grand Avenue                     Four Times Square
  Los Angeles, California 90071-3442            New York, New York 10036
             213-613-2800                             212-735-3000




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NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES
COMMISSION HAS APPROVED OR DISAPPROVED OF THIS TRANSACTION, PASSED UPON THE MERITS OR THE FAIRNESS OF THE TRANSACTION OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

        This statement is filed in connection with (check the appropriate box):

        a. [ ] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

        b. [ ] The filing of a registration statement under the Securities Act of 1933.

        c. [ ] A tender offer.

        d. [x] None of the above.

        Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. [ ]

        Check the following box if this is a final amendment reporting the results of the transaction. [ ]

                            Calculation of Filing Fee

Transaction Valuation*                            Amount of Filing Fee
----------------------                            --------------------
$ 240,879.60                                      $ 48.18


-------------

* Calculated, for the purposes of determining the filing fee only, in accordance with Rule 0-11(b)(2) under the Securities Exchange Act of 1934, as amended. Assumes the purchase of 2,408,796 shares of Common Stock, par value $0.001 per share, of Day Runner, Inc. at $0.10 per share.


[x] Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:  $48.18
Form or registration no.: Transaction Statement on Schedule 13E-3 Filing party: KAYSUN Inc.
Date filed:  August 13, 2001


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                               SUMMARY TERM SHEET

        This summary and the remainder of this Transaction Statement on Schedule 13E-3 include information describing the "going private" merger involving Day Runner, Inc., how it affects you, what your rights are with respect to the merger as a stockholder of Day Runner and the position of KAYSUN, Inc., KAYSUN Holdings LLC, Day Holdings LLC, and Osmond Acquisition Company LLC on the fairness of the merger to the unaffiliated stockholders of Day Runner (that is, the stockholders other than KAYSUN Holdings LLC and its affiliates).

PURPOSE OF THE MERGER (PAGE 10).


- KAYSUN Inc., a Delaware corporation and a wholly-owned subsidiary of KAYSUN Holdings, will own approximately 90.6% (or more, if shares are separately purchased) of the outstanding shares of Day Runner common stock immediately following conversion by KAYSUN Holdings of approximately $27 million principal amount of Day Runner senior secured convertible debt, which the owners of KAYSUN Holdings acquired from unaffiliated lenders in a series of transactions between August 7, 2000 and June 1, 2001 and then assigned to KAYSUN Holdings on August 8, 2001. KAYSUN Holdings is a Delaware limited liability company, the equity interests of which are held 50% by Day Holdings and 50% by Osmond Acquisition Company. KAYSUN Holdings is now proposing to cause KAYSUN Inc. to merge with Day Runner as a means of acquiring all of the other shares of Day Runner common stock and to provide a source of liquidity to holders of those shares.

PRINCIPAL TERMS OF THE MERGER.

- THE MERGER (PAGE 24). KAYSUN Holdings holds senior secured convertible debt of Day Runner which is currently convertible into a maximum of 23,200,000 shares of Day Runner common stock, or approximately 90.6% of the outstanding common stock of Day Runner after conversion. KAYSUN Holdings intends to convert that debt into 23,200,000 shares of Day Runner common stock. It then intends to contribute those shares to KAYSUN Inc. and to cause KAYSUN Inc. to merge into Day Runner on September 26, 2001 (or as soon thereafter as possible) pursuant to a "short-form" merger. As a result of the "short-form" merger, each share of Day Runner common stock not owned by KAYSUN Inc. will be converted into the right to receive $0.10 in cash. Day Runner will not be required to enter into a merger agreement with KAYSUN Inc., and KAYSUN Inc. does not intend to seek the approval of the directors of Day Runner for the merger. Stockholders of Day Runner will not be entitled to vote their shares with respect to the merger.

- MERGER CONSIDERATION (PAGE 8). The consideration in the merger will be $0.10 per share in cash.

- DAY RUNNER SHARES OUTSTANDING; OWNERSHIP BY KAYSUN HOLDINGS LLC AND KAYSUN INC. (PAGES 8 AND 19). As of July 31, 2001, a total of 2,408,796 shares of Day Runner common stock were outstanding. In addition, as of July 31, 2001, options and warrants to purchase an additional 462,583 shares of Day Runner common stock were outstanding. However, each of the options and warrants is exercisable at a price well in



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        excess of $0.10 per share. As of July 31, 2001, a total of 23,200,000 shares of Day Runner common stock were issuable upon the exercise of conversion rights under $26,680,000 principal amount of Day Runner's outstanding senior secured convertible debt, all of which is held by KAYSUN Holdings. Accordingly, KAYSUN Holdings has the right to acquire up to 23,200,000 shares of Day Runner common stock, or approximately 90.6% of the outstanding shares of Day Runner common stock that would have been outstanding as of July 31, 2001 if the debt had been converted on that date.

- PAYMENT FOR SHARES (PAGE 24). We will pay you for your shares of Day Runner common stock promptly after the effective date of the merger. Instructions for surrendering your stock certificates will be set forth in a Notice of Merger and Appraisal Rights and a Letter of Transmittal, which will be mailed to stockholders of record of Day Runner within 10 calendar days following the date the merger becomes effective and should be read carefully. Please do not submit your stock certificates before you have received these documents. Sending us your stock certificates with a properly signed Letter of Transmittal will waive your appraisal rights described below. See Item 4, "Terms of the Transaction," in this
        Schedule 13E-3.

- OTHER POSSIBLE PURCHASES OF DAY RUNNER COMMON STOCK (PAGE 9). If, before the merger is effective, the aggregate ownership by KAYSUN Holdings and KAYSUN Inc. of the outstanding shares of Day Runner common stock should fall below 90% because of the exercise of outstanding options or for any other reason, KAYSUN Inc. intends to acquire additional shares of Day Runner common stock on the open market or in privately negotiated transactions to the extent required for the aggregate ownership of Day Runner common stock by KAYSUN Holdings and KAYSUN Inc. to equal or exceed 90%. These purchases would be made at market prices or privately negotiated prices at the time of purchase, which may be higher or lower than the $0.10 per share price offered in the merger. An aggregate of 358,723 shares of Day Runner common stock are held by two individual members of Day Holdings, with whom KAYSUN Holdings has an informal understanding that it may acquire such shares at a price not to exceed $0.10 per share. Their shares represent approximately 1.4% of the Day Runner shares outstanding assuming conversion of the convertible debt as described above.

- SOURCE AND AMOUNT OF FUNDS (PAGE 33). The total amount of funds expected to be required by KAYSUN Inc. to pay the merger consideration for Day Runner common stock in the merger, and to pay related fees and expenses, is estimated to be approximately $350,000, assuming no outstanding options or warrants to acquire Day Runner common stock are exercised prior to the merger. KAYSUN Holdings will obtain the funds from Day Holdings and Osmond Acquisition as a capital contribution.


THE FILING PERSONS' POSITION ON THE FAIRNESS OF THE MERGER (PAGE 13).

The Filing Persons have concluded that the merger is both substantively and procedurally fair to the unaffiliated stockholders of Day Runner, based primarily on the following factors:


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-       Day Runner has defaulted on its obligations under approximately $65.1 million of senior secured debt held by KAYSUN Holdings, which debt is secured by substantially all of the assets of Day Runner, entitling KAYSUN Holdings to foreclose on all of such Day Runner assets, in which event Day Runner would have no material net assets and the Day Runner common stock would have no value.

- In light of Day Runner's current financial condition, the Filing Persons believe the merger to be the only viable alternative to causing Day Runner to file for reorganization relief under Chapter 11 of the United States Bankruptcy Code and to propose and confirm a reorganization plan pursuant to which the outstanding shares of Day Runner common stock could be cancelled for no consideration and KAYSUN Holdings would receive 100% of the equity of Day Runner.

- Although the Filing Persons could have caused KAYSUN Holdings to foreclose on Day Runner's assets or caused Day Runner to file for reorganization relief, the Filing Persons chose instead to cause the merger because they believe that the merger will be less disruptive to Day Runner's business, less distracting to management, and more favorable to the unaffiliated stockholders.

- The Filing Persons believe that the amount of Day Runner's total liabilities far exceed the fair market value of Day Runner's assets, as supported by the fact that unaffiliated lenders, each a sophisticated financial institution, sold approximately $57.4 million principal amount of outstanding senior secured debt of Day Runner on a negotiated, arms length basis to Day Holdings and Osmond Acquisition in May and June of 2001 for approximately $12.1 million (or 21.1% of its principal amount). The Filing Persons believe that these transactions involving the purchase of Day Runner's debt provide the most recent and relevant fair market valuation indications for the entire company. As of July 31, 2001, any transaction or valuation of Day Runner would have to provide for at least approximately $65.1 million of value to KAYSUN Holdings because of its 100% ownership of the senior secured debt of Day Runner and also satisfy approximately $13.4 million of other liabilities of Day Runner as of March 31, 2001 before any value would be available to the common shareholders of Day Runner.

- Based on the most recently available audited and unaudited balance sheets of Day Runner, each share of Day Runner's common stock has a negative book value.

- The merger represents an opportunity for the unaffiliated stockholders of Day Runner to realize cash for their shares, which would otherwise be extremely difficult or impossible given the illiquidity of the market for shares of Day Runner common stock.

- The merger will provide consideration to the Company's unaffiliated stockholders entirely in cash and is not subject to any financing condition.

- The unaffiliated stockholders of Day Runner are entitled to exercise appraisal rights and demand "fair value" for their shares as determined by the Delaware Court of Chancery,


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        which may be determined to be more or less than the cash consideration offered in the merger.

- Day Runner will likely be unable to continue to operate as a going concern, given general economic, business and industry conditions, the historical financial performance of Day Runner and Day Runner's inability to satisfy its debt obligations.

- To the knowledge of the Filing Persons, there have been no firm offers for the acquisition or control of Day Runner or its assets during the last two years; however, the Filing Persons are aware of a non-binding letter of intent and an expression of interest provided by two different parties within the last six months to acquire the assets of Day Runner from Day Runner's lenders at prices that were significantly below the face value of the senior secured debt of Day Runner and also below the price paid for such debt by Day Holdings and Osmond Acquisition in May and June of 2001.


See "Special Factors -- Fairness of the Merger -- Factors Considered in Determining Fairness."

- POTENTIAL CONFLICTS OF INTEREST. KAYSUN Holdings may be deemed to be in control of Day Runner because it has the right to acquire approximately 90.6% of Day Runner's common stock upon conversion of a portion of its Day Runner debt. Each of Day Holdings and Osmond Acquisition Company has a 50% ownership interest in KAYSUN Holdings. Mark Majeske, the chief executive officer of Day Runner is a member of Day Holdings and was appointed to his position at Day Runner after having been introduced to Day Runner as a consultant by one of the members of KAYSUN Holdings. Accordingly, there are various actual or potential conflicts of interest in connection with the merger.

CONSEQUENCES OF THE MERGER (PAGE 12).


Completion of the merger will have the following consequences:

- Day Runner will be a privately held corporation, with KAYSUN Holdings owning 100% of the equity interest in Day Runner and its business.

- Only the Filing Persons will have the opportunity to participate in the future earnings and growth, if any, of Day Runner. Similarly, only the Filing Persons will face the risk of losses generated by Day Runner's operations or the decline in value of Day Runner after the merger.

- The shares of Day Runner common stock will no longer be publicly traded. In addition, Day Runner will no longer be subject to the reporting and other disclosure requirements of the Securities Exchange Act of 1934, including requirements to file annual and other periodic reports or to provide the type of going-private disclosure contained in this Schedule 13E-3.


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-       Subject to the exercise of statutory appraisal rights, each of your shares will be converted into the right to receive $0.10 in cash, without interest.

APPRAISAL RIGHTS (PAGE 25).

- You have a statutory right to dissent from the merger and demand payment of the fair value of your Day Runner shares as determined in a judicial appraisal proceeding in accordance with Section 262 of the Delaware General Corporation Law, plus a fair rate of interest, if any, from the date of the merger. This value may be more or less than the $0.10 per share in cash consideration offered in the merger. In order to qualify for these rights, you must make a written demand for appraisal within 20 days after the date of mailing of the Notice of Merger and Appraisal Rights and otherwise comply with the procedures for exercising appraisal rights set forth in the Delaware General Corporation Law. The statutory right of dissent is set out in Section 262 of the Delaware General Corporation Law and is complicated. Any failure to comply with its terms will result in an irrevocable loss of such right. Stockholders seeking to exercise their statutory right of dissent are encouraged to seek advice from legal counsel. See Item 4(d), "Terms of the Transaction -- Appraisal Rights," in this Schedule 13E-3.

FOR MORE INFORMATION (PAGE 19).

- More information regarding Day Runner is available from its public filings with the Securities and Exchange Commission. See Item 2, "Subject Company Information," and Item 3, "Identity and Background of Filing Persons," in this Schedule 13E-3.

- If you have any questions about the merger, please contact David J. Shladovsky at 310-284-6438.



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                                  INTRODUCTION

        This Transaction Statement on Schedule 13E-3 (the "Schedule 13E-3") is being filed by (i) KAYSUN Holdings LLC, a Delaware limited liability company ("KAYSUN Holdings"), (ii) KAYSUN Inc., a Delaware corporation and a wholly-owned subsidiary of KAYSUN Holdings ("KAYSUN Inc."), (iii) Day Holdings LLC, a Delaware limited liability company ("Day Holdings"), and (iv) Osmond Acquisition Company LLC, a Delaware limited liability company ("Osmond Acquisition" and, together with KAYSUN Holdings, KAYSUN Inc., and Day Holdings, the "Filing Persons"), pursuant to Section 13(e) of the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 13e-3 thereunder. Day Holdings and Osmond Acquisition each hold fifty percent (50%) of the membership interests of KAYSUN Holdings. This Schedule 13E-3 is being filed in connection with a short-form merger (the "Merger") of KAYSUN Inc. with and into Day Runner, Inc., a Delaware corporation (the "Company" or "Day Runner"), pursuant to Section 253 of the Delaware General Corporation Law ("DGCL"). The effective date (the "Effective Date") of the Merger is expected to be September 26, 2001 or as soon thereafter as possible.

        As of July 31, 2001, there were issued and outstanding 2,408,796 shares of common stock, $0.001 par value per share (the "Shares"), of the Company. As of July 31, 2001, KAYSUN Holdings held approximately $29 million principal amount of the senior secured convertible debt (the "Convertible Debt") of the Company (not including approximately $750,000 in accrued but unpaid interest on such Convertible Debt which may be paid in kind at the Company's election and added to principal). KAYSUN Holdings intends to convert $26,680,000 principal amount of the Convertible Debt into 23,200,000 Shares, or approximately 90.6% of the total Shares outstanding after conversion, and to contribute such Shares to KAYSUN Inc. immediately before the Effective Date. On the Effective Date, KAYSUN Holdings intends to acquire through the Merger the Shares that KAYSUN Inc. does not then own.

        Upon the consummation of the Merger, each outstanding Share will be cancelled and each outstanding Share not held by KAYSUN Inc., the Company and stockholders of the Company who properly exercise statutory appraisal rights under the DGCL, will be automatically converted into the right to receive $0.10 per Share in cash (the "Merger Price"), without interest, upon surrender of the certificate for such Share to U.S. Stock Transfer Corporation (the "Paying Agent"). Instructions with regard to the surrender of stock certificates, together with a description of statutory appraisal rights, will be set forth in a Notice of Merger and Appraisal Rights and a Letter of Transmittal, which documents will be mailed to stockholders of record of the Company on the Effective Date and should be read carefully.

        Under the DGCL, no action is required by the Board of Directors or the stockholders of the Company, other than KAYSUN Inc., for the Merger to become effective. The Company will be the surviving corporation in the Merger. As a result of the Merger, KAYSUN Holdings will be the only stockholder of the Company.

        As of July 31, 2001, options to purchase a total of 338,485 Shares (the "Options") were outstanding under the Company's 1986 Stock Option Plan, 1995 Stock Option Plan and Non-


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Employee Director Stock Option Plan, and warrants (the "Warrants") to purchase a total of 124,098 shares were also outstanding. The exercise prices of the outstanding Options and Warrants range from $0.42 to $110.63. Although unlikely, it is possible that some of the Options or Warrants will be exercised before the Effective Date.

        If, before the Effective Date, the aggregate ownership by KAYSUN Holdings and KAYSUN Inc. of the outstanding Shares should fall below 90% because of the exercise of outstanding Options or Warrants or for any other reason, KAYSUN Inc. intends to acquire additional Shares on the open market or in privately negotiated transactions to the extent required for the aggregate ownership of Day Runner common stock by KAYSUN Holdings and KAYSUN Inc. to equal or exceed 90%. These purchases would be made at market prices or privately negotiated prices at the time of purchase, which may be higher or lower than the Merger Price. An aggregate of 358,723 Shares are held by two individual members of Day Holdings, with whom KAYSUN Holdings has an informal understanding that it may acquire such Shares at a price not to exceed $0.10 per share. Their shares represent approximately 1.4% of the outstanding Shares, assuming conversion of the Convertible Debt as described above.

        This Schedule 13E-3 and the documents incorporated by reference in this
Schedule 13E-3 include certain forward-looking statements. These statements appear throughout this Schedule 13E-3 and include statements regarding the intent, belief or current expectations of the Filing Persons, including statements concerning the Filing Persons' strategies following completion of the Merger. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those described in such forward-looking statements as a result of various factors.



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                                 SPECIAL FACTORS

                   PURPOSES, ALTERNATIVES, REASONS AND EFFECTS
                                  OF THE MERGER

PURPOSES

        KAYSUN Inc. will own approximately 90.6% (or more, if shares are separately purchased) of the outstanding Shares upon conversion by KAYSUN Holdings of $26,680,000 principal amount of the Company's senior secured convertible debt and the contribution of such Shares to KAYSUN Inc. The owners of KAYSUN Holdings acquired all of the Company's senior secured debt (the "Debt") in a series of transactions between August 7, 2000 and June 1, 2001, and assigned the Debt to KAYSUN Holdings on August 8, 2001. The principal amount of the Company's Debt (including unpaid accrued interest which may be paid in kind at the Company's election and added to principal) is currently approximately $65.1 million. After conversion, there will remain approximately $38.4 million of Debt held by KAYSUN Holdings. The purpose of the Merger is to enable KAYSUN Holdings to acquire all of the outstanding equity interest in the Company and to provide a source of liquidity to the stockholders of the Company other than KAYSUN Inc. and the Company (the "Public Stockholders").

ALTERNATIVES

        The Filing Persons believe that effecting the transaction by way of a short-form merger with KAYSUN Inc. under Section 253 of the DGCL is the quickest and most cost-effective way for KAYSUN Holdings to acquire the outstanding public minority equity interest in the Company and to provide value and liquidity to the Public Stockholders. The Filing Persons considered and rejected the alternative of causing the Company to file a petition for relief under Chapter 11 of the United States Bankruptcy Code and propose a plan of reorganization because of its potential adverse impact on the business of the Company and the cost, delay and uncertainty associated with bankruptcy proceedings. Similarly, the Filing Persons considered and rejected the foreclosing of the Company's assets because of its potential adverse impact on the business of the Company and the cost, delay and uncertainty associated with foreclosure. The Filing Persons did not consider a long-form merger to be a viable alternative because the approvals of the Company's Board of Directors and of the Public Stockholders would be required under applicable law and would unnecessarily cause delay and cause Day Runner to incur additional costs and expenses associated with such a process. Similarly, the Filing Persons did not consider a tender offer to be a viable alternative as it would entail additional costs, and a subsequent short-form merger could still be required.

REASONS

        In determining whether to acquire the outstanding public minority equity interest in the Company and to effect the Merger, the Filing Persons considered the following factors to be the principal benefits of taking the Company private:

        - the reduction in the amount of public information available to competitors about the Company's businesses that would result from the termination of the


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               Company's obligations under the reporting requirements of the
               Securities and Exchange Commission (the "Commission");

        - the elimination of additional burdens on management associated with public reporting and other tasks resulting from the Company's public company status, including, for example, the dedication of time by and resources of the Company's management and Board of Directors to stockholder and analyst inquiries and investor and public relations;

        - the decrease in costs, particularly those associated with being a public company (for example, as a privately-held entity, the Company would no longer be required to file quarterly, annual or other periodic reports with the Commission or publish and distribute to its stockholders annual reports and proxy statements), that the Filing Persons anticipate could result in savings of approximately $500,000 per year, including audit and legal fees;

        - the greater flexibility that the Company's management would have to focus on long-term business goals, as opposed to quarterly earnings, as a non-reporting company, particularly in light of the potential volatility in the Company's quarterly earnings; and

        - recent public capital market trends affecting small-cap companies, including perceived lack of interest by institutional investors in companies with a limited public float.

        The Filing Persons also considered the advantages and disadvantages of certain alternatives to acquiring the minority stockholder interest in the Company, including leaving the Company as a majority-owned, public subsidiary.

        In the view of the Filing Persons, the principal advantage of leaving the Company as a majority-owned, public subsidiary would be the ability of the Filing Persons to invest for other purposes the cash that would otherwise be required to buy the minority stockholder interest in the Company. The disadvantages of leaving the Company as a majority-owned, public subsidiary which were considered by the Filing Persons included the inability to achieve many of the benefits discussed above. The Filing Persons concluded that the advantages of leaving the Company as a majority-owned, public subsidiary were significantly outweighed by the disadvantages of doing so, and accordingly that alternative was rejected.

        The Filing Persons also considered the low volume of trading in the Shares and considered that the Merger would result in immediate, enhanced liquidity for the Public Stockholders. In addition, the Filing Persons considered trends in the price of the Shares in the past twelve months.

        The Filing Persons have determined to effect the Merger at this time (i.e., as promptly as practicable after acquiring beneficial ownership of 90% of the Shares) because they wish to immediately realize the benefits of taking the Company private, as discussed above; the Filing Persons were not able to effect a transaction like the Merger before acquiring a significant equity


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


interest in the Company. The Company's stock price was not a significant factor in the timing of the Filing Persons' decision to propose the Merger.

        This Rule 13e-3 transaction is structured as a short-form merger under
Section 253 of the DGCL. This form of merger allows the Public Stockholders to receive cash for their Shares quickly and allows the Company to become a wholly-owned subsidiary of KAYSUN Holdings without any action by the Board of Directors of the Company or the Public Stockholders.

EFFECTS

        General. Upon completion of the Merger, the Filing Persons will have complete control over the conduct of the Company's business and will have a 100% interest in the net assets, the net book value and the net earnings of the Company. In addition, the Filing Persons will receive the benefit of the right to participate in any future increases in the value of the Company and will bear the complete risk of any losses incurred in the operation of the Company and any decrease in the value of the Company. The Filing Persons will indirectly realize all of the benefit in the estimated $500,000 of cost savings resulting from the Company no longer being public. The Filing Persons' beneficial ownership of the Company immediately prior to the Merger in the aggregate will amount to approximately 90.6%. Upon completion of the Merger, the Filing Persons' interest in the Company's negative book value ($9.5 million on June 30, 2000, assuming conversion of the Convertible Debt) and net loss ($104.8 million for the fiscal year ended June 30, 2000, assuming conversion of the Convertible Debt) will increase from approximately 90.6% to 100% of those amounts. The Filing Persons do not believe that the Merger will have any positive or negative effect on whether the Filing Persons will be able to use any of the Company's prior tax losses to shelter any future income.

        Stockholders. Upon completion of the Merger, the Public Stockholders will no longer have any interest in, and will not be stockholders of, the Company and therefore will not participate in the Company's future earnings and potential growth and will no longer bear the risk of any decreases in the value of the Company. In addition, the Public Stockholders will not share in any distribution of proceeds after any sales of businesses of the Company, whether contemplated at the time of the Merger or thereafter. See Item 6(c), "Purposes of the Transaction and Plans or Proposals -- Plans." All of the Public Stockholders' other incidents of stock ownership, such as the rights to vote on certain corporate decisions, to elect directors, to receive distributions upon the liquidation of the Company and to receive appraisal rights upon certain mergers or consolidations of the Company (unless such appraisal rights are perfected in connection with the Merger), as well as the benefit of potential increases in the value of a Public Stockholder's holdings in the Company based on any improvements in the Company's future performance, will be extinguished upon completion of the Merger.

        Upon completion of the Merger, the Public Stockholders also will not bear the risks of potential decreases in the value of their holdings in the Company based on any downturns in the Company's future performance. Instead, the Public Stockholders will have liquidity, in the form of the Merger Price, in place of an ongoing equity interest in the Company, in the form of the Shares. In summary, if the Merger is completed, the Public Stockholders will have no ongoing rights as stockholders of the Company (other than statutory appraisal rights in the case of Public Stockholders who are entitled to and perfect such rights under Delaware law).

        The Shares. Once the Merger is consummated, public trading of the Shares will cease. The Filing Persons intend to deregister the Shares under the Exchange Act. As a result, the Company will no longer be required to file annual, quarterly and other periodic reports with the Commission under Section 13(a) of the Exchange Act and will no longer be subject to the proxy rules under
Section 14 of the Exchange Act. In addition, the principal stockholder of the Company will no longer be subject to reporting its ownership of Shares under
Section 13 of the Exchange Act or to the requirement under Section 16 of the Exchange Act to disgorge to the Company certain profits from the purchase and sale of Shares.

        Treatment of Options and Warrants. The Company has outstanding Options and Warrants to purchase 462,583 Shares. On the Effective Date, options to purchase 6,460 Shares under the Company's 1986 Stock Option Plan and Warrants to purchase 119,098 Shares will terminate, and all other Options and Warrants not yet vested will become immediately exercisable. If an Option or Warrant is exercised prior to the Merger, each share received upon such exercise will become the right to receive the Merger Price. Because the exercise price of the Options and Warrants in each case well exceeds the Merger Price, the Options and Warrants have no apparent value and it is unlikely that they will be exercised.

             CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER.

        The following is a general summary of the material U.S. federal income tax consequences of the Merger to beneficial owners of Shares. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), applicable treasury regulations thereunder, judicial decisions and current administrative rulings as in effect on the date of this Schedule 13E-3. The discussion does not address all aspects of U.S. federal income taxation that may be relevant to particular taxpayers in light of their personal circumstances or to taxpayers subject to special treatment under the Code (for example, life insurance companies, dealers in securities and other taxpayers subject to the mark-to-market rules, foreign persons and beneficial owners whose Shares were acquired pursuant to the exercise of warrants, employee stock options or otherwise as compensation) and does not address any aspect of state, local, foreign or other taxation.

        The receipt of cash by a stockholder, pursuant to the Merger or pursuant to the exercise of the stockholder's statutory appraisal rights, will be a taxable transaction for U.S. federal income tax purposes and may also be taxable for state and local income tax purposes as well. Accordingly, a stockholder will recognize gain or loss equal to the difference between (i) the amount of cash that such stockholder receives in the Merger and (ii) such stockholder's adjusted tax basis in its Shares. Such gain or loss will be capital gain or loss if the stockholder holds the Shares as a capital asset, and generally will be long-term capital gain or loss if, at the effective date of the Merger, the stockholder has held the Shares for more than one year.

        The cash payments made to a stockholder pursuant to the Merger will be subject to U.S. federal backup withholding unless the stockholder provides the Paying Agent with his, her or its tax identification number (social security number or employer identification number) and certifies that such number is correct, or unless an exemption from backup withholding applies.

        EACH BENEFICIAL OWNER OF SHARES IS URGED TO CONSULT SUCH BENEFICIAL OWNER'S TAX ADVISER AS TO THE SPECIFIC TAX CONSEQUENCES TO SUCH BENEFICIAL OWNER OF THE MERGER, INCLUDING THE APPLICATION OF STATE, LOCAL, FOREIGN AND OTHER TAX LAWS.

                             FAIRNESS OF THE MERGER

POSITION OF THE FILING PERSONS AS TO THE FAIRNESS OF THE MERGER

        Because KAYSUN Holdings currently beneficially owns a majority of the Shares (since it has the right to acquire such Shares at any time upon conversion of the Convertible Debt), the Filing Persons may be deemed "affiliates" of the Company within the meaning of Rule 12b-2 under the Exchange Act. Accordingly, the rules of the Commission require the Filing Persons, as affiliates of the Company, to express their belief as to the substantive and procedural fairness of the Merger to the Company's unaffiliated stockholders (i.e., the Public Stockholders).

        Each of the Filing Persons has determined that the Merger is both substantively and procedurally fair to the Public Stockholders. This belief is based on the following factors:

- Day Runner has defaulted on its obligations under approximately $65.1 million of the senior secured debt held by KAYSUN Holdings, which debt is secured by substantially all of the assets of Day Runner, entitling KAYSUN Holdings to foreclose on all of such Day Runner assets in which event Day Runner would have no material net assets and the Day Runner Common Stock would have no value.

- In light of Day Runner's current financial condition, the Filing Persons believe the Merger to be the only viable alternative to causing Day Runner to file for reorganization relief under Chapter 11 of the United States Bankruptcy Code and to propose and confirm a reorganization plan pursuant to which the outstanding shares of Day Runner common stock could be cancelled for no consideration and KAYSUN Holdings would receive 100% of the equity of Day Runner.

- Although the Filing Persons could have caused KAYSUN Holdings to foreclose on Day Runner's assets or caused Day Runner to file for reorganization relief, the Filing Persons chose instead to cause the merger because they believe that the merger will be less disruptive to Day Runner's business, less distracting to management, and more favorable to the unaffiliated stockholders.

- The Filing Persons believe that the amount of Day Runner's total liabilities far exceed the fair market value of Day Runner's assets, as supported by the fact that unaffiliated lenders, each a sophisticated financial institution, sold approximately $57.4 million principal amount of Debt on a negotiated, arms-length basis to Day Holdings and Osmond Acquisition in May and June of 2001 for approximately $12.1 million (or 21.1% of its principal amount). The Filing Persons believe that these transactions involving the purchase of Day Runner's Debt provide the most recent and relevant fair market valuation indications for the entire company. As of July 31, 2001, any transaction or valuation of Day Runner would have to provide for at least approximately $65.1 million of value to KAYSUN Holdings because of their 100% ownership of the Debt and also satisfy approximately $13.4 million of other liabilities of Day Runner as of March 31, 2001 before any value would be available to the common shareholders of Day Runner.


- Based on the most recently available audited and unaudited balance sheets of Day Runner, each share of Day Runner's common stock has a negative book value.

- The merger represents an opportunity for the unaffiliated stockholders of Day Runner to realize cash for their shares, which would otherwise be extremely difficult or impossible given the illiquidity of the market for shares of Day Runner common stock.

- The merger will provide consideration to the Company's unaffiliated stockholders entirely in cash and is not subject to any financing condition.

- The unaffiliated stockholders of Day Runner are entitled to exercise appraisal rights and demand "fair value" for their shares as determined by the Delaware Court of Chancery, which may be determined to be more or less than the cash consideration offered in the merger.

- Day Runner will likely be unable to continue to operate as a going concern, given general economic, business and industry conditions, the historical financial performance of Day Runner and Day Runner's inability to satisfy its debt obligations.

- To the knowledge of the Filing Persons, there have been no firm offers for the acquisition or control of Day Runner or its assets during the last two years; however, the Filing Persons are aware of a non-binding letter of intent and an expression of interest provided by two different parties within the last six months to acquire the assets of Day Runner from Day Runner's lenders at prices that were significantly below the face value of the Debt and also below the price paid for the Debt by Day Holdings and Osmond Acquisition in May and June of 2001.


        Although the Merger does not require the approval of a majority of unaffiliated stockholders or a majority of disinterested directors and there has not been a representative of the unaffiliated stockholders to negotiate on their behalf, the Filing Persons believe that the Merger is procedurally fair because the unaffiliated stockholders will be entitled to exercise appraisal rights to have determined and to receive a court-determined fair value for their Shares under Section 262 of the DGCL (see Item 4(d), "Terms of the Transaction -- Appraisal Rights") and because the Filing Persons are providing advance notice of the Merger and believe that they have disclosed fully the relevant information to permit unaffiliated stockholders to determine whether to accept the Merger Price or to seek appraisal for their Shares. Moreover, the Merger has been structured in compliance with Section 253 of the DGCL, which prescribes procedures for "short-form" mergers.

        In order to evaluate and reach conclusions in connection with the above factors, the Filing Persons conducted various analyses which are described as follows:

        Insolvency Analysis. The Filing Persons considered the inability of the Company to make scheduled payments of principal and interest on, and generally remain in compliance with respect to agreements governing, its secured indebtedness. Because the Filing Persons are the holders of the Debt, the Filing Persons could elect to cause the Company to file for reorganization under Chapter 11 of the United States Bankruptcy Code and to propose and confirm a reorganization plan pursuant to which, under the Company's current financial condition, as discussed below, the outstanding Shares would be cancelled for no consideration and KAYSUN Holdings would receive 100% of the equity of the Company in exchange for forgiveness of some or all of the Company's secured indebtedness.

        Foreclosure Analysis. KAYSUN Holdings holds senior debt of the Company that is secured by substantially all of the Company's assets. The Company is currently in default with respect to such indebtedness; accordingly, KAYSUN Holdings could at any time elect to foreclose on the Company's assets to partially satisfy the Company's obligations with respect to the indebtedness. Because the value of the Company's assets is less than the principal amount of the debt, as discussed below, such a foreclosure would leave the Company with no assets with which to conduct any business. If the Company were not able to conduct any business, the Shares would have no value.

        Book Value Analysis. Based on the Company's (i) audited balance sheet at June 30, 2000 and (ii) unaudited balance sheet at March 30, 2001, the Company had total stockholder deficiencies, or negative book values, of $9.6 million and $32.5 million, at such respective balance sheet dates, resulting in book values per Share, assuming conversion of the Convertible Debt into 23,200,000 Shares and excluding Shares held in treasury and Shares issuable upon exercise options and warrants with respect to which the exercise price exceeds the Merger Price, of -$0.38 and -$1.27, respectively.

        Fair Value and "Going Concern" Analysis. The Filing Persons believe that the best independent indication of the fair value of the Company's assets and of the Company's "going concern" value is the price at which the former holders of the Debt, each of which is a sophisticated financial institution, were willing to sell the Debt to Day Holdings and Osmond Acquisition in May and June 2001. Day Holdings and Osmond Acquisition purchased an aggregate principal amount of $57.4 million of the Debt from such holders for total consideration of approximately $12.1 million. By agreeing to sell such portion of the Debt, which is secured by substantially all of the Company's assets, for approximately 21.1% of the aggregate principal amount thereof, the Company's former secured lenders acted in a manner consistent with a belief that the fair value of the Company's assets is significantly less than the amount of its liabilities and that the Company has no "going concern" value at its current level of indebtedness. See
Item 5(e), "Past Contacts, Transactions, Negotiations and Agreements Agreements Involving the Subject Company's Securities".

        Liquidity Analysis. The Merger Price is lower than the price at which Shares have recently traded in the over-the-counter market, but the Filing Persons do not believe that the trading prices reflect the actual value of the Shares or that a significant number of Shares could be sold for such recent trading prices. The Filing Persons believe that the liquidity that will result from the Merger would be beneficial to the Public Stockholders because the Filing Persons' significant ownership of Shares results in a relatively small public float that necessarily limits the amount of trading in the Shares and eliminates the possibility that a proposal to acquire the Shares would be made by an independent entity without the consent of the Filing Persons. The Filing Persons intend to retain their majority holdings in the Company, which forecloses the opportunity to consider an alternative transaction with a third party purchaser of the Company or otherwise provide liquidity to the Public Stockholders. Accordingly, finding a third party buyer for the Company is not a realistic option for the Public Stockholders. None of the Filing Persons has solicited or received an offer for the Company from a third party in the prior two years.

        The Filing Persons have considered all of the foregoing factors and related analyses as a whole to support their belief that the Merger is substantively and procedurally fair to the Public Stockholders.

        In addition to the foregoing factors and analyses that support the Filing Persons' belief that the Merger is procedurally and substantively fair to the Public Stockholders, the Filing Person have considered the following four factors:

        - following the consummation of the Merger, the Public Stockholders will cease to participate in the future earning or growth, if any, of the Company, or benefit from an increase, if any, in the value of their holdings in the Company;

        - the interests of the Filing Persons in determining the Merger Price are adverse to the interests of the Public Stockholders and the fact that certain officers and directors of the Company may have actual or potential conflicts of interest in connection with the Merger as disclosed herein;

        - because the Merger is being effected pursuant to a short-form merger under Section 253 of the GDCL and consequently does not require approval by the Company's board of directors or the Company's stockholders (other than the Filing Person), neither the Company's board of directors nor the Public Stockholders will have the opportunity to vote on the Merger; and

        - the Company's board of directors did not establish a special committee consisting of non-management, independent directors for the purpose of representing solely the interests of the Public Stockholders and retaining independent advisers to assist with the evaluation of strategic alternatives, including the Merger.

After having given these additional four factors due consideration, the Filing Persons have concluded that none of these factors, alone or in the aggregate, is significant enough to outweigh the factors and analyses that the Filing Persons have considered to support their belief that the Merger is substantively and procedurally fair to the Public Stockholders.


        In view of the number and wide variety of factors considered in connection with making a determination as to the fairness of the Merger to the Public Stockholders, and the complexity of these matters, the Filing Persons did not find it practicable to, nor did they attempt to, quantify, rank or otherwise assign relative weights to the specific factors they considered. Moreover, the Filing Persons have not undertaken to make any specific determination or assign any particular weight to any single factor, but have conducted an overall analysis of the factors described above.

        The Filing Persons have not considered any factors, other than as stated above, regarding the fairness of the Merger to the Public Stockholders, as it is their view that the factors they considered provided a reasonable basis to form their belief.

        Specifically, in forming their belief as to the fairness of the Merger to the Public Stockholders, the Filing Persons did not consider the purchase prices paid by them for past purchases of Shares or the fact that they did not attempt to "shop" the Company to prospective buyers as an alternative to the Merger because the Company's financial condition has materially worsened since such purchases were made. The Filing Persons did not consider the purchase prices paid by the Filing Persons for past purchases of Shares to be material to their conclusion regarding the fairness of the Merger because the prices paid or deemed to have been paid for such Shares may not reflect the current value of the Company, considering its current level of indebtedness. The Filing Persons believe that "shopping" the Company would not only entail substantial time delays and detract from the amount of management's time and energy focused on the Company's business, but would also disrupt and discourage the Company's employees and create extreme uncertainty among the Company's customers and suppliers. The Filing Persons also have knowledge that the prior holders of the Debt unsuccessfully "shopped" the Company between the second quarter of 2000 and the second quarter of 2001, and the Filing Persons have considered the apparent results of those efforts in their determination that the Merger is fair to the Public Stockholders.

        In addition, the Filing Persons did not consider current or historical market prices for the Shares as relevant to their belief that the Merger is fair. Historical market prices do not reflect the Company's current financial condition, which has generally continued to worsen over the last several years. The Filing Persons believe that market prices for the Shares immediately prior to the public announcement of the Merger, which were higher than the Merger Price, are not indicative of the fair value of the Shares. The trading volumes at that time were extremely low, and the Filing Persons believe that most stockholders would not have been able to sell their Shares at those prices due to the general lack of liquidity for the Shares. The Filing Persons believe that any trades at that time were speculative and did not reflect any measure of the fair or intrinsic value of the Shares.

                 REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS

        The Filing Persons have not engaged any third parties to perform any financial analysis of, or prepare any reports, opinions or appraisals concerning, the Merger or value of the Shares and, accordingly, the Filing Persons have not received any report, opinion or appraisal from an outside party relating to the fairness of the Merger Price being offered to the Public Stockholders or the fairness of the Merger to the Filing Persons or to the Public Stockholders.

                              TRANSACTION STATEMENT

ITEM 1. SUMMARY TERM SHEET

        See the section above captioned "Summary Term Sheet."

ITEM 2. SUBJECT COMPANY INFORMATION

        (a) NAME AND ADDRESS. The name of the Company is Day Runner, Inc. The principal executive offices of the Company are located at 2750 West Moore Avenue, Fullerton, California 92833, and its telephone number is 714-680-3500.

        The Company is subject to the informational reporting requirements of the Exchange Act and in accordance therewith is required to file reports, proxy statements and other information with the Commission relating to its business, financial condition and other matters. Such reports, proxy statements and other information are available for inspection and copying at the Commission's public reference facilities at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the Commission located at 7 World Trade Center, Suite 1300, New York, New York 10048 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies may be obtained at prescribed rates from the Commission's principal office at 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission also maintains a web site that contains reports, proxy and information statements and other information regarding registrations that file electronically with the Commission at http://www.sec.gov.

        (b) SECURITIES. The exact title of the class of equity securities subject to the Merger is: Common Stock, par value $0.001 per share, of the Company. As of June 30, 2001, there were 2,408,796 Shares outstanding, and Options and Warrants to purchase an additional 462,583 Shares were outstanding. As of July 31, 2001, the Company also had outstanding approximately $29.5 million principal amount of and accrued interest on Convertible Debt, which in the aggregate is currently convertible into a maximum of 23,200,000 Shares at a conversion ratio of one Share for each $1.15 principal amount of Convertible Debt.

        (c) TRADING MARKET AND PRICE. Effective June 30, 2000, the Shares have been trading over-the-counter on the OTC Bulletin Board under the symbol "DAYR"; prior to that date, they were traded in the Nasdaq National Market System. The following table sets forth the high and low closing sales prices per Share for each of the periods indicated, as reported in publicly available sources.

                                                       High            Low
                                                       ----            ---
Fiscal Year Ended June 30, 2000
    First Quarter ..............................      $    63      $    41
    Second Quarter .............................           44       18 3/4
    Third Quarter ..............................      19 1/16        6 1/4
    Fourth Quarter .............................       9 1/16            1

                                                       High            Low
                                                       ----            ---
Fiscal Year Ended June 30, 2001
    First Quarter ..............................       $1 3/4       $19/32
    Second Quarter .............................        23/32         5/16
    Third Quarter ..............................        11/32         5/32
    Fourth Quarter .............................         0.30         0.13

Fiscal Year Ending June 30, 2002
    First Quarter (through August 29, 2001) ....         0.35         0.09


STOCKHOLDERS ARE URGED TO OBTAIN A CURRENT MARKET QUOTATION FOR THEIR SHARES.

        (d) DIVIDENDS. To the knowledge of the Filing Persons, the Company has never declared or paid any dividends in respect of the Shares.

        (e) PRIOR PUBLIC OFFERINGS. Neither any of the Filing Persons nor, to the knowledge of the Filing Persons, the Company, has made an underwritten public offering of the Shares for cash during the past three years that was registered under the Securities Act of 1933 or exempt from registration thereunder pursuant to Regulation A.

        (f) PRIOR STOCK PURCHASES. None of the Filing Persons nor any affiliate of any of the Filing Persons has purchased any Shares during the past two years, except as described under Item 5(e).

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSONS

KAYSUN INC.

        (a) NAME AND ADDRESS. The principal business address of KAYSUN Inc., which also serves as its principal office, is 1800 Avenue of the Stars, Second Floor, Los Angeles, CA 90067, and its telephone number is 310-556-2721. KAYSUN Inc. is wholly owned by KAYSUN Holdings, which beneficially owns 90.6% of the Shares.

        (b) BUSINESS BACKGROUND OF ENTITY. KAYSUN Inc., a newly organized corporation wholly owned by KAYSUN Holdings, was formed for the sole purpose of merging with and into the Company. KAYSUN Inc. is organized under the laws of the State of Delaware.

        (c) BUSINESS AND BACKGROUND OF NATURAL PERSONS. The name, business address, position with KAYSUN Inc., principal occupation, five-year employment history and citizenship of each of the directors and executive officers of KAYSUN Inc., together with the names, principal businesses and addresses of any corporations or other organizations in which such principal occupations are conducted, are set forth on Schedule I hereto. During the last five years, none of KAYSUN Inc. or, to the best knowledge of KAYSUN Inc., any of the persons listed in Schedule I to this Schedule 13E-3 has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, none of KAYSUN Inc. or, to the best knowledge of KAYSUN Inc., any of the persons listed in Schedule

I to this Schedule 13E-3 was a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

KAYSUN HOLDINGS LLC

        (a) NAME AND ADDRESS. The principal business address of KAYSUN Holdings LLC, which also serves as its principal office, is 1800 Avenue of the Stars, Second Floor, Los Angeles, California 90067, and its telephone number is 310-556-2721. KAYSUN Holdings beneficially owns 90.6% of the Shares.

        (b) BUSINESS BACKGROUND OF ENTITY. KAYSUN Holdings, a Delaware limited liability company, owns the Convertible Debt. KAYSUN Holdings is managed by Kayne Anderson Capital Advisors, L.P. ("KACALP") and Sunrise Capital Partners, L.P. ("Sunrise") and has been formed for the purpose of holding the Debt and serving as the vehicle with respect to any further transactions involving the Company. During the last five years, KAYSUN Holdings has been neither (i) convicted in a criminal proceeding nor (ii) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

DAY HOLDINGS LLC

        (a) NAME AND ADDRESS. The principal business address of Day Holdings LLC, which also serves as its principal office, is 1800 Avenue of the Stars, Second Floor, Los Angeles, California 90067, and its telephone number is 310-556-2721. Day Holdings owns 50% of the equity membership interests in KAYSUN Holdings, which beneficially owns 90.6% of the Shares.

        (b) BUSINESS BACKGROUND OF ENTITY. Day Holdings, a Delaware limited liability company, was formed for the purpose of acquiring certain debt interests of the Company, as further described in the section above captioned "Special Factors -- Purposes, Alternatives, Reasons and Effects of the Merger." The managing member of Day Holdings is KACALP. During the last five years, Day Holdings has been neither (i) convicted in a criminal proceeding nor (ii) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

OSMOND ACQUISITION COMPANY LLC

        (a) NAME AND ADDRESS. The principal business address of Osmond Acquisition Company LLC, which also serves as its principal office, is 685 Third Avenue, 15th Floor, New York, New York 10017, and its telephone number is 212-582-3015. Osmond Acquisition owns 50% of the equity membership interests in KAYSUN Holdings, which beneficially owns 90.6% of the Shares.

        (b) BUSINESS BACKGROUND OF ENTITY. Osmond Acquisition, a Delaware limited liability company, was formed for the purpose of acquiring certain debt interests of the Company, as further described in the section above captioned "Special Factors -- Purposes, Alternatives, Reasons and Effects of the Merger." Osmond Acquisition is managed by Sunrise. During the last five years, Osmond Acquisition has been neither (i) convicted in a criminal proceeding nor (ii) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

KAYNE ANDERSON CAPITAL ADVISORS, L.P.

        (a) NAME AND ADDRESS. The principal business address of Kayne Anderson Capital Advisors, L.P., which also serves as its principal office, is 1800 Avenue of the Stars, Second Floor, Los Angeles, California 90067, and its telephone number is 310-556-2721. KACALP is the Manager of Day Holdings and is one of two Managers of KAYSUN Holdings.

        (b) BUSINESS BACKGROUND OF ENTITY. KACALP is a limited liability partnership organized under the laws of California and an investment adviser registered under the Investment Advisors Act of 1940, as amended. KACALP is managed by Kayne Anderson Investment Management, Inc. ("KAIM"), its general partner. During the last five years, KACALP has been neither (i) convicted in a criminal proceeding nor (ii) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

KAYNE ANDERSON INVESTMENT MANAGEMENT, INC.

        (a) NAME AND ADDRESS. The principal business address of Kayne Anderson Investment Management, Inc., which also serves as its principal office, is 1800 Avenue of the Stars, Second Floor, Los Angeles, California 90067, and its telephone number is 310-556-2721.

        (b) BUSINESS BACKGROUND OF ENTITY. KAIM is a Nevada corporation, the principal business of which is serving as the general partner of KACALP.

        (c) BUSINESS AND BACKGROUND OF NATURAL PERSONS. The name, business address, position with KAIM, principal occupation, five-year employment history and citizenship of each of the directors and executive officers of KAIM, together with the names, principal businesses and addresses of any corporations or other organizations in which such principal occupations are conducted, are set forth in Schedule I hereto. During the last five years, none of KAIM or, to the best knowledge of KAIM, any of the persons listed in Schedule I to this Schedule 13E-3 has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, none of KAIM or, to the best knowledge of KAIM, any of the persons listed in Schedule I to this Schedule 13E-3 was a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

SUNRISE CAPITAL PARTNERS, L.P.

        (a) NAME AND ADDRESS. The principal business address of Sunrise Capital Partners, L.P., which also serves as its principal office, is 685 Third Avenue, 15th Floor, New York, New York 10017, and its telephone number is 212-582-3015. Sunrise is the Manager of Osmond Acquisition and is one of two Managers of KAYSUN Holdings.

        (b) BUSINESS BACKGROUND OF ENTITY. Sunrise is a limited partnership organized under the laws of Delaware and the manager of Osmond Acquisition. Sunrise is a private investment fund and is managed by Sunrise Advisors, LLC, its general partner. During the last five years, Sunrise has been neither (i) convicted in a criminal proceeding nor (ii) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

SUNRISE ADVISORS, LLC

        (a) NAME AND ADDRESS. The principal business address of Sunrise Advisors, LLC, which also serves as its principal office, is 685 Third Avenue, 15th Floor, New York, New York 10017, and its telephone number is 212-582-3015.

        (b) BUSINESS BACKGROUND OF ENTITY. Sunrise Advisors, LLC is a Delaware limited liability company, the principal business of which is serving as the general partner of Sunrise.

        (c) BUSINESS AND BACKGROUND OF NATURAL PERSONS. The name, business address, position with Sunrise Advisors, principal occupation, five-year employment history and citizenship of each of the directors and executive officers of Sunrise Advisors, together with the names, principal businesses and addresses of any corporations or other organizations in which such principal occupations are conducted, are set forth in Schedule I hereto. During the last five years, none of Sunrise Advisors or, to the best knowledge of the Filing Persons, any of the Sunrise Advisors' Principals listed in Schedule I to this
Schedule 13E-3 has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, none of Sunrise Advisors or, to the best knowledge of the Filing Persons, any of the Sunrise Advisors' Principals listed in Schedule I to this Schedule 13E-3 was a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 4. TERMS OF THE TRANSACTION

        (a) MATERIAL TERMS. Prior to the Effective Date, KAYSUN Holdings plans to contribute up to 23,200,000 Shares to KAYSUN Inc., representing in the aggregate approximately 90.6% of the Shares that would have been outstanding on July 31, 2001 if the Convertible Debt had been converted as of such date. On the Effective Date, KAYSUN Inc. will merge with and into the Company pursuant to
Section 253 of the DGCL, with the Company to be the surviving corporation. To so merge, the Board of Directors and the stockholder of KAYSUN Inc. will approve the Merger and KAYSUN Inc. will file a Certificate of Ownership and Merger with the Secretary of State of Delaware. On the Effective Date:

        - each Share issued and outstanding immediately prior to the Effective Date will be cancelled and extinguished and each such Share (other than Shares owned by KAYSUN Inc. or the Company and Shares held by Public Stockholders, if any, who properly exercise their dissenters' statutory appraisal rights under the DGCL) will be converted into and become a right to receive the Merger Price; and

        - each share of KAYSUN Inc.'s capital stock issued and outstanding immediately prior to the Effective Date shall be converted into one validly issued, fully paid and nonassessable share of common stock of the Company as the surviving corporation of the Merger. As a result of the Merger, KAYSUN Holdings will own all of the outstanding equity interests in the Company.

        Under the DGCL, because KAYSUN Inc. will hold at least 90% of the outstanding Shares prior to the Merger, KAYSUN Inc. will have the power to effect the Merger without a vote of the Company's Board of Directors or Public Stockholders. KAYSUN Inc. intends to take all necessary and appropriate action to cause the Merger to become effective on the Effective Date, without a meeting or consent of the Company's Board of Directors or Public Stockholders. The Merger Price payable to Public Stockholders is $0.10 in cash per Share. The reasons for the Merger are set out in "Special Factors -- Purposes, Alternatives, Reasons and Effects of the Merger -- Reasons". Certain federal income tax consequences of the Merger are set out in "Special Factors -- Purposes, Alternatives, Reasons and Effects of the Merger -- Effects -- Certain Federal Income Tax Consequences of the Merger."

        Upon completion of the Merger, in order to receive the cash Merger Price of $0.10 per Share, each stockholder or a duly authorized representative must
(1) deliver a Letter of Transmittal, appropriately completed and executed, to the Shareholder Services Department of the Paying Agent at 1745 Gardena Avenue, Glendale, California 91204, and (2) surrender such Shares by delivering the stock certificate or certificates that, prior to the Merger, had evidenced such Shares to the Paying Agent, as set forth in a Notice of Merger and Appraisal Rights and Letter of Transmittal, which will be mailed to stockholders of record on the Effective Date. Stockholders are encouraged to read the Notice of Merger and Appraisal Rights and Letter of

Transmittal carefully when received. Delivery of an executed Letter of Transmittal shall constitute a waiver of statutory appraisal rights.

        The Merger will be accounted for as the acquisition of a minority interest by KAYSUN Holdings, using the purchase method of accounting.

        For federal income tax purposes, the receipt of the cash consideration by holders of the Shares pursuant to the Merger will be a taxable sale of the holders' Shares. See "Special Factors -- Purposes, Alternatives, Reasons and Effects of the Merger -- Effects -- Certain Federal Income Tax Consequences of the Merger."

        (c) DIFFERENT TERMS. Stockholders of the Company will be treated as described in Item 4(a), "Terms of the Transaction -- Material Terms."

        (d) APPRAISAL RIGHTS. Under the DGCL, record holders of Shares who follow the procedures set forth in Section 262 will be entitled to have their Shares appraised by the Court of Chancery of the State of Delaware and to receive payment of the fair value of the Shares, together with a fair rate of interest, if any, as determined by such court. The fair value as determined by the Delaware court is exclusive of any element of value arising from the accomplishment or expectation of the Merger. The following is a summary of certain of the provisions of Section 262 of the DGCL and is qualified in its entirety by reference to the full text of Section 262, a copy of which is attached.

        Notice of the Effective Date and the availability of appraisal rights under Section 262 (the "Merger Notice") will be mailed to record holders of the Shares by the Company, as the surviving corporation in the Merger, within 10 calendar days of the Effective Date and should be reviewed. Any Public Stockholder entitled to appraisal rights will have the right, within 20 days after the date of mailing of the Merger Notice, to demand in writing from the Company an appraisal of his or her Shares. Such demand will be sufficient if it reasonably informs the Company of the identity of the stockholder and that the stockholder intends to demand an appraisal of the fair value of his or her Shares. Failure to make such a timely demand would foreclose a stockholder's right to appraisal.

        Only a holder of record of Shares is entitled to assert appraisal rights for the Shares registered in that holder's name. A demand for appraisal should be executed by or on behalf of the holder of record fully and correctly, as the holder's name appears on the stock certificates. Holders of Shares who hold their shares in brokerage accounts or other nominee forms and wish to exercise appraisal rights should consult with their brokers to determine the appropriate procedures for the making of a demand for appraisal by such nominee. All written demands for appraisal of Shares should be sent or delivered to Catherine Ratcliffe, Vice President and General Counsel of the Company, at the Company's offices at 2750 West Moore Avenue, Fullerton, CA 92633-2565.

        If the Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand should be made in that capacity, and if the Shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand should be executed by or on behalf of all joint owners. An authorized agent, including one or more joint owners, may execute a demand for appraisal on behalf of a holder of record; however, the agent must identify the record owner or owners and expressly disclose the fact that, in executing the demand, the agent is agent for such owner or owners.

        A record holder such as a broker holding Shares as nominee for several beneficial owners may exercise appraisal rights with respect to the Shares held for one or more beneficial owners while not exercising such rights with respect to the Shares held for other beneficial owners; in such case, the written demand should set forth the number of shares as to which appraisal is sought and where no number of shares is expressly mentioned the demand will be presumed to cover all Shares held in the name of the record owner.

        Within 120 calendar days after the Effective Date, the Company, or any stockholder entitled to appraisal rights under Section 262 and who has complied with the foregoing procedures, may file a petition in the Delaware Court of Chancery demanding a determination of the fair value of the Shares of all such stockholders. The Company is not under any obligation, and has no present intention, to file a petition with respect to the appraisal of the fair value of the Shares. Accordingly, it is the obligation of the stockholders to initiate all necessary action to perfect their appraisal rights within the time prescribed in Section 262. If a stockholder files a petition, a copy of such petition must be served on the Company.

        Within 120 calendar days after the Effective Date, any stockholder of record who has complied with the requirements for exercise of appraisal rights and, if appraisal rights are available, will be entitled, upon written request, to receive from the Company a statement setting forth the aggregate number of Shares with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be mailed within 10 calendar days after a written request therefor has been received by the Company or within 10 calendar days after the expiration of the period for the delivery of demands for appraisal, whichever is later.

        If a petition for an appraisal is timely filed and a copy is served upon the Company, the Company will then be obligated within 20 days to file with the Delaware Register in Chancery a duly verified list containing the names and addresses of all stockholders who have demanded an appraisal of their Shares and with whom agreements as to the value of such Shares have not been reached. After notice to those stockholders as required by the Court, the Delaware Court of Chancery is empowered to conduct a hearing on the petition to determine those stockholders who have complied with Section 262 and who have become entitled to appraisal rights. After a hearing on such petition, the Delaware Court of Chancery will determine the stockholders entitled to appraisal rights and will appraise the fair value of the Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. Holders considering seeking appraisal should be aware that the fair value of their Shares as determined under Section 262 could be more than, the same as or less than the amount per Share that they would otherwise receive if they did not seek appraisal of their Shares. The Delaware Supreme Court has stated that "proof of value by any techniques or methods that are generally considered acceptable in the financial community and otherwise admissible in court" should be considered in the appraisal proceedings. In addition, Delaware courts have decided that the statutory appraisal remedy, depending on factual circumstances, may or may not be a dissenter's exclusive remedy. The Court will also determine the amount of interest, if any, to be paid upon the amounts to be received by persons whose Shares have been appraised. The costs of the action may be determined by the Court and taxed upon the parties as the Court deems equitable. The Court may also order that all or a portion of the expenses incurred by any holder of Shares in connection with an appraisal, including, without limitation, reasonable attorneys' fees and the fees and expenses of experts used in the appraisal proceeding, be charged pro rata against the value of all the Shares entitled to appraisal.

        The Court may require stockholders who have demanded an appraisal and who hold Shares represented by certificates to submit their certificates to the Court for notation thereon of the pendency of the appraisal proceedings. If any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

        Any stockholder who has duly demanded an appraisal in compliance with
Section 262 will not, after the Effective Date, be entitled to vote the Shares subject to such demand for any purpose or be entitled to the payment of dividends or other distributions on those shares (except dividends or other distributions payable to holders of record of Shares as of a date prior to the Effective Date).

        If any stockholder who demands appraisal of Shares under Section 262 fails to perfect, or effectively withdraws or loses, the right to appraisal, as provided in the DGCL, the Shares of such holder will be converted into the right to receive the Merger Price per Share, without interest. A stockholder will fail to perfect, or effectively lose, the right to appraisal if no petition is filed within 120 calendar days after the Effective Date. A stockholder may withdraw a demand for appraisal by delivering to the Company a written withdrawal of the demand for appraisal and acceptance of the Merger Price, except that any such attempt to withdraw made more than 60 calendar days after the Effective Date will require the written approval of the Company. Once a petition for appraisal has been filed, such appraisal proceeding may not be dismissed as to any stockholder without the approval of the Court.

        For federal income tax purposes, stockholders who receive cash for their Shares upon exercise of their statutory right of dissent will realize taxable gain or loss. See "Special Factors -- Purposes, Alternatives, Reasons and Effects of the Merger -- Effects -- Certain Federal Income Tax Consequences of the Merger."

        The foregoing summary does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise their appraisal rights and is qualified in its entirety by express reference to the Delaware Appraisal Statute, the full text of which is attached hereto as Exhibit (f). STOCKHOLDERS ARE URGED TO READ EXHIBIT (F) IN ITS ENTIRETY SINCE FAILURE TO COMPLY WITH THE PROCEDURES SET FORTH THEREIN WILL RESULT IN THE LOSS OF APPRAISAL RIGHTS.

        (e) PROVISIONS FOR UNAFFILIATED SECURITY HOLDERS. None of the Filing Persons intends to grant unaffiliated stockholders special access to the Company's records in connection with the Merger. None of the Filing Persons intends to obtain counsel to or appraisal services for unaffiliated stockholders of the Company.

        (f) ELIGIBILITY FOR LISTING OR TRADING. Not applicable.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

        (a)(1).TRANSACTIONS. There have been no transactions that occurred during the past two years between (i) any of the Filing Persons or, to the best knowledge of any of the Filing Persons, any of the persons listed on Schedule I and (ii) the Company or any of its affiliates that are not natural persons where the aggregate value of such transactions is more than one percent of the Company's consolidated revenues for (1) the fiscal year in which the transaction occurred or (2), with respect to the current year, the past portion of the current fiscal year.

        (2) There have been no transactions that occurred during the past two years between (i) any of the Filing Persons or, to the best knowledge of any of the Filing Persons, any of the persons listed on Schedule I hereto and (ii) any executive officer, director or affiliate of Company that is a natural person where the aggregate value of the transaction or series of similar transactions with such person exceeded $60,000.

        (b) SIGNIFICANT CORPORATE EVENTS. Other than as described in this
Schedule 13E-3, there have been no negotiations, transactions or material contacts that occurred during the past two years between (i) any of the Filing Persons or, to the best knowledge of any of the Filing Persons, any of the persons listed on the Schedule I hereto and (ii) the Company or its affiliates concerning any merger, consolidation, acquisition, tender offer for or other acquisition of any class of the Company's securities, election of the Company's directors or sale or other transfer of a material amount of assets of the Company.

        (c) NEGOTIATIONS OR CONTACTS. Other than as described in this Schedule 13E-3, there have been no negotiations or material contacts that occurred during the past two years concerning the matters referred to in paragraph (b) of this Item between (i) any affiliates of the Company or (ii) the Company or any of its affiliates and any person not affiliated with the Company who would have a direct interest in such matters.

        (d) [Intentionally omitted.]

        (e) AGREEMENTS INVOLVING THE SUBJECT COMPANY'S SECURITIES. The following are all the agreements, arrangements or understandings, whether or not legally enforceable, between any of the Filing Persons or, to the best knowledge of any of the Filing Persons, any of the persons on Schedule I hereto and any other person with respect to any securities of the Company.

        The Company, Day Runner UK plc (now known as Day Runner UK Limited), a company incorporated with limited liability under the laws of England and Wales and formerly a wholly-owned indirect subsidiary of the Company, Filofax Limited, a company incorporated with limited liability under the laws of England and Wales and formerly a wholly-owned indirect subsidiary of the Company, and certain financial institutions identified on the signature pages thereto (the "Lenders"), and Wells Fargo Bank, National Association ("Wells Fargo") as Administrative Agent entered into that certain Second Amended and Restated Loan Agreement, dated as of November 1, 2000, which became effective on December 8, 2000, as amended by that certain First Waiver and Amendment to Loan Agreement dated as of January 21, 2001 (the

"First Waiver and Amendment"), and that certain Debt Affirmation and Release Agreement dated as of April 25, 2001 (the "Debt Affirmation Agreement," together with the First Waiver and Amendment and the Second Restatement, the "Loan Agreement"), with respect to certain loans made to the Company, Day Runner UK plc and Filofax Limited under the Loan Agreement.

        On April 25, 2001, the Company sold its Filofax operations (including Day Runner UK plc and Filofax Limited) for $30,000,000 in debt reduction to entities affiliated with the Lenders. As a result of these transactions and the Debt Affirmation Agreement, the Company was released from all obligations with respect to the Foreign Currency Loans (as defined in the Loan Agreement) in the amount of Pound Sterling12,420,210 (US$17,636,699) and the balance of Term Loan B debt was reduced by US$12,363,301.

        On May 10, 2001, Osmond Acquisition acquired that portion of the Debt owned by Mellon Bank, N.A., pursuant to an Assignment Agreement, dated as of May 10, 2001 between Osmond Acquisition and Mellon Bank, N.A. On May 11, 2001, Osmond Acquisition acquired that portion of the Debt owned by Credit Agricole Indosuez, pursuant to an Assignment and Acceptance, dated as of May 4, 2001, between Osmond Acquisition and Credit Agricole Indosuez. On May 23, 2001, Osmond Acquisition acquired that portion of the Debt owned by National Westminster Bank plc, pursuant to an Assignment Agreement, dated as of May 23, 2001, between Osmond Acquisition and National Westminster Bank plc. On May 30, 2001, Osmond Acquisition acquired that portion of the Debt owned by Bank of Scotland, pursuant to an Assignment Agreement, dated as of May 30, 2001, between Osmond Acquisition and Bank of Scotland.

        As a result of the Debt Affirmation Agreement, and subsequent releases dated May 22, 2001 and May 24, 2001, Day Runner UK plc, Filofax Limited and certain related entities were released from all obligations under the Loan Agreement except with respect to the Foreign Currency Loan.

        On August 7, 2000, certain entities that are now members of Day Holdings, acquired a participation interest in a portion of the Debt held by Oaktree Capital Management, LLC, pursuant to a Purchase and Sale Agreement (Secondary Assignment; Borrower Not in Bankruptcy), dated as of August 7, 2000, between Oaktree Capital Management, LLC and KACALP. This participation interest was later elevated to a direct ownership interest in such portion of the Debt and then contributed to Day Holdings by the holders in exchange for membership interests in Day Holdings. On May 24, 2001, Day Holdings acquired that portion of the Debt owned by Wells Fargo, pursuant to an Assignment Agreement, dated as of May 24, 2001, between Day Holdings and Wells Fargo. On June 1, 2001, Day Holdings acquired that portion of the Debt owned by Oaktree Capital Management, LLC, pursuant to an Assignment Agreement, dated as of May 31, 2001, between Day Holdings and Oaktree Capital Management, LLC.

        As a result of the foregoing transactions, all rights and interests of the Lenders under the Loan Agreement, except with respect to the Foreign Currency Loans, were assigned to Osmond Acquisition and Day Holdings.

        On May 29, 2001, KACALP and Sunrise entered into an Investment Agreement (the "Investment Agreement"), pursuant to which they agreed, through Osmond Acquisition and Day Holdings, to acquire all of the outstanding Debt owned by the Lenders and that each would own an equal share of the Debt. Subsequently, pursuant to Assignment and Acceptances dated as of June 27, 2001, Osmond Acquisition and Day Holdings, respectively, assigned portions of the Debt to each other with the result that each owned half of the Debt. Under the Investment Agreement, KACALP and Sunrise agreed to cause the Debt to be contributed by Day Holdings and Osmond Acquisition, respectively, to KAYSUN Holdings, which was formed for the purposes of holding the Debt and serving as the vehicle with respect to any further transactions involving the Company. Pursuant to Assignment and Acceptances dated as of August 8, 2001, Osmond Acquisition and Day Holdings, respectively, assigned all of the Debt to KAYSUN Holdings. KACALP and Sunrise intend, upon completion of the Merger, that KAYSUN Holdings shall, if and to the extent possible, cause the board of directors of the Company to be constituted in such a manner as to afford Day Holdings and Osmond Acquisition equal representation thereon.

        Under the Loan Agreement, a portion of the term loans previously outstanding under a prior agreement, in the total amount of $27,163,875.13, was reclassified as loans convertible into Shares (defined elsewhere herein as the "Convertible Debt"), which Convertible Debt was evidenced by notes in favor of each of the Lenders (the "Convertible Notes"), maturing on July 31, 2002 (the "Maturity Date"), which Convertible Notes were assigned to Osmond Acquisition and Day Holdings as part of the Debt acquired by them from the Lenders, and subsequently assigned to KAYSUN Holdings. The Loan Agreement permits the Company to make payments of interest accrued on the Convertible Loans through the Maturity Date in the form of payment-in-kind ("PIK") notes (the "PIK Interest Notes (CL)"). On August 8, 2001, as part of the assignment of the Debt to KAYSUN Holdings, Osmond Acquisition and Day Holdings transferred the Convertible Notes and the PIK Interest Notes (CL) to KAYSUN Holdings. KAYSUN Holdings now has the right to convert some or all of the principal amount under the Convertible Notes and/or PIK Interest Notes (CL) into a number of fully paid and non-assessable shares of Common Stock obtained by dividing the aggregate amount of the Convertible Notes and PIK Interest Notes (CL) to be converted by $1.15, not to exceed a maximum of 23,200,000 total Shares converted (the "Conversion Stock"). In connection with the assignment of the Debt to KAYSUN Holdings, Osmond Acquisition and Day Holdings transferred, and KAYSUN Holdings assumed, the right and obligations under the Registration Rights Agreement and the Shareholders Agreement as those terms are defined below.

        The Loan Agreement prohibits the Company from issuing additional Shares beyond the 3,122,154 Shares already issued and outstanding or reserved for issuance pursuant to certain options and rights previously granted or authorized, or any shares of preferred stock or any other equity interest without the written consent of KAYSUN Holdings. The Loan Agreement does permit the issuance of up to 2,677,846 options to directors, officers and employees of the Company subject to certain limitations set forth in the Loan Agreement, which limitations cannot be waived or modified without the written consent of KAYSUN Holdings. The Loan Agreement also prohibits the Company from authorizing, permitting, or carrying out any stock split, reverse stock split, reclassification, recapitalization, payment of stock dividends or any other transaction which either dilutes or increases the number of Shares or the share of the Company's capital structure represented by one share of Common Stock.

        In connection with the Loan Agreement, the Company and the Lenders entered into that certain Registration Rights Agreement (the "Registration Rights Agreement") dated as of November 1, 2000 which became effective on December 8, 2000. Also in connection with the Loan Agreement, the Lenders entered into that certain Shareholders Agreement (the "Shareholders Agreement"), dated as of November 1, 2000, which became effective on December 8, 2000. In connection with the assignment of the Debt by Osmond Acquisition and Day Holdings to KAYSUN Holdings, all rights and interests of the Lenders under the Registration Rights Agreement and the Shareholders Agreement were assigned by Osmond Acquisition and Day Holdings to KAYSUN Holdings.

        Under the Registration Rights Agreement, KAYSUN Holdings has the right to demand that the Company effect three registrations of the Conversion Stock. In addition, KAYSUN Holdings also has the right to participate in any registrations by the Company of Shares not otherwise consisting of Conversion Stock. In addition to the anti-dilution provisions contained in the Loan Agreement, the Registration Rights Agreement also prohibits the Company from issuing any securities, preferred or common stock, debt convertible into common stock, options, warrants, rights (including conversion or preemptive rights or enter into any agreements for the purchase or acquisition from the Company of any shares of its capital stock) to any person or entity except as permitted by the Loan Agreement. The Company is also prohibited from permitting the increase in the number of its authorized shares of Common Stock beyond the 29,000,000 Shares already authorized, except as permitted by the Loan Agreement. The anti-dilution provisions contained in the Registration Rights Agreement may be waived or modified only by express written consent of KAYSUN Holdings.

        Under the Shareholders Agreement, KAYSUN Holdings is obligated to cast its votes held by virtue of its ownership interests in Conversion Stock as a unit for the election of persons as directors of the Company. KAYSUN Holdings also is obligated to cast its votes held by virtue of its ownership interests in Conversion Stock as a unit with respect to any other matters which, by law or the Company's certificate of incorporation or bylaws, require the action of the Company's shareholders, or any other matters which may be submitted for a vote to the shareholders of the Company.

        The Shareholders Agreement prohibits KAYSUN Holdings from selling, transferring, assigning or otherwise disposing of, or encumbering mortgaging, pledging or creating a security interest in, whether voluntarily or involuntarily, any shares of Conversion Stock, except as permitted by the Loan Agreement. Notwithstanding those restrictions, the Shareholders Agreement does permit KAYSUN Holdings to transfer Conversion Stock to: any wholly-owned corporation or affiliate of KAYSUN Holdings, an investment partnership, provided that each partner is subject to the prior approval of each of Osmond Acquisition and Day Holdings and that KAYSUN Holdings establishes and maintains effective control over the affairs of the investment partnership, and to any other transferee which Osmond Acquisition and Day Holdings may agree to in writing.

        References to and description of the Loan Agreement, the Investment Agreement, the Shareholders Agreement and the Registration Rights Agreement as set forth herein are qualified in their entirety by the full text of such agreements, which are filed as exhibits to Osmond Acquisition and Day Holdings and their affiliated persons' report on Schedule 13D relating to the Company filed on June 4, 2001, and which are incorporated herein in their entirety where such references and descriptions appear.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

        (a) [Intentionally omitted.]

        (b) USE OF SECURITIES ACQUIRED. The Shares acquired in the Merger from the Public Stockholders will be cancelled.

        (c) PLANS. It is currently expected that, following the consummation of the Merger, the business and operations of the Company will, except as set forth in this Schedule 13E-3, be conducted by the Company substantially as they are currently being conducted. KAYSUN Holdings intends to continue to evaluate the business and operations of the Company with a view to maximizing the Company's potential, and it will take such actions as it deems appropriate under the circumstances and market conditions then existing. KAYSUN Holdings intends to cause the Company to terminate the registration of the Shares under Section 12(g)(4) of the Exchange Act following the Merger, which would result in the suspension of the Company's duty to file reports pursuant to the Exchange Act. For additional information see Item 4, "Terms of the Transaction" and "Special Factors -- Purposes, Alternatives, Reasons and Effects of the Merger -- Effects."

        The Filing Persons do not currently have any commitment or agreement and are not currently negotiating for the sales of any of the Company's businesses. Additionally, the Filing Persons do not currently contemplate any material change in the composition of the Company's current management, except that KAYSUN Holdings intends to appoint a Board of Directors, a majority of the members of which will be representatives of the Filing Persons.

        Except as otherwise described in this Schedule 13E-3, the Company has not, and the Filing Persons have not, as of the date of this Schedule 13E-3, approved any specific plans or proposals for:

        - any extraordinary corporate transaction involving the Company after the completion of the Merger;

        - any sale or transfer of a material amount of assets currently held by the Company after the completion of the Merger;

        - any change in the Board of Directors or management of the Company;

        - any material change in the Company's dividend rate or policy, or indebtedness or capitalization; or

        - any other material change in the Company's corporate structure or business.

ITEM 7. PURPOSES, ALTERNATIVES, REASONS AND EFFECTS OF THE MERGER

        See "Special Factors -- Purposes, Alternatives, Reasons and Effects of the Merger."

ITEM 8. FAIRNESS OF THE TRANSACTION

        See "Special Factors -- Fairness of the Merger."

ITEM 9. REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS

        See "Special Factors -- Reports, Opinions, Appraisals and Negotiations."

ITEM 10. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        (a) SOURCE OF FUNDS. The total amount of funds required by KAYSUN Inc. to pay the Merger Price to all Public Stockholders, and to pay related fees and expenses, is estimated to be approximately $350,000. KAYSUN Holdings will obtain the funds from Day Holdings and Osmond Acquisition as capital contribution.

        (b) CONDITIONS. There are no conditions to the Merger.

        (c) EXPENSES. The Paying Agent will receive reasonable and customary compensation for its services and will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection with the Merger, including certain liabilities under U.S. federal securities laws.

        None of the Filing Persons will pay any fees or commissions to any broker or dealer in connection with the Merger. Brokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by the Filing Persons for customary mailing and handling expenses incurred by them in forwarding materials to their customers.

        The following is an estimate of fees and expenses to be incurred by the Filing Persons in connection with the Merger:

               Legal..................................        $   78,072
               Printing...............................            25,000
               Filing.................................                48
               Paying Agent (including mailing).......             6,000
                                                              ----------

                                                              ==========

        The Company will not pay any of the fees and expenses to be incurred by the Filing Persons in connection with the Merger.

        (d) BORROWED FUNDS. See Item 10(a), "Source of Funds."

ITEM 11. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

        (a) SECURITIES OWNERSHIP. On the Effective Date, immediately prior to the Merger, KAYSUN Inc. is expected to be the owner of 23,200,000 Shares, representing 90.6% of the outstanding Shares. Because KAYSUN Holdings owns 100% of the equity interest in KAYSUN Inc., and because each of Osmond Acquisition and Day Holdings has a 50% equity interest in KAYSUN Holdings, each may also be deemed to be the beneficial owners of these Shares. Details regarding the ownership of Shares by the persons named on Schedule I to this Schedule 13E-3 are set out thereon.

        (b) SECURITIES TRANSACTIONS. After converting the Convertible Debt into Shares, KAYSUN Holdings will contribute such Shares to KAYSUN Inc. prior to the Effective Date. The Convertible Debt was acquired in May and June 2001. Other than the purchases described in Item 5(e), there were no transactions in the Shares effected during the past 60 days by the Filing Persons or, to the best knowledge of the Filing Persons, the directors and executive officers of any of the Filing Persons.

ITEM 12. THE SOLICITATION OR RECOMMENDATION

        Not applicable.

ITEM 13. FINANCIAL STATEMENTS

        (a) FINANCIAL INFORMATION. The audited consolidated financial statements of the Company as of and for the fiscal years ended June 30, 2000 and June 30, 1999 are incorporated herein by reference to the Consolidated Financial Statements of the Company included as Exhibit 14(a) to the Company's Annual Report on Form 10-K for its fiscal year ended June 30, 2000 (the "Form 10-K"). The unaudited consolidated financial statements of the Company for the three and nine month fiscal periods ended March 31, 2001 and March 31, 2000 and as of March 31, 2001 are incorporated herein by reference to Item 1 of the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2001 (the "Form 10-Q"). An unaudited pro forma condensed consolidated balance sheet of the Company as of March 31, 2001 and unaudited pro forma condensed consolidated statements of operations for the fiscal year ended June 30, 2000 and the nine months ended March 31, 2001, in each case reflecting the sale of the Company's Filofax operations on a pro-forma basis, are incorporated herein by reference to the Company's Current Report on Form 8-K dated May 15, 2001 (the "Form 8-K"). The Form 10-K, the Form 10-Q and the Form 8-K are referred to as the "Company Reports".

        The Company Reports are available for inspection and copying at the Commission's public reference facilities at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the Commission located at 7 World Trade Center, Suite 1300, New York, New York 10048 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies may be obtained at prescribed rates from the Commission's principal office at 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission also maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission at http://www.sec.gov.

        (b) PRO FORMA INFORMATION. Not applicable.

        (c) SUMMARY INFORMATION. Set forth below is certain selected consolidated financial information with respect to the Company and its subsidiaries excerpted or derived by the Filing Persons from the audited consolidated financial statements of the Company contained in the Form 10-K and the unaudited financial statements of the Company contained in the Form 10-Q. The information as of March 31, 2000 is derived from the Company's Quarterly Report on

Form 10-Q for the quarter ended March 31, 2000. More comprehensive financial information is included in the Company Reports and in other documents filed by the Company with the Commission, and the following financial information is qualified in its entirety by reference to the Company Reports and other documents and all of the financial information (including any related notes) contained therein or incorporated therein by reference.

        The selected financial information presented below as of and for the fiscal years ended June 30, 2000, June 30, 1999, June 30, 1998, June 30, 1997, and June 30, 1996 has been derived from the Company's Consolidated Financial Statements, which have been audited by Deloitte & Touche LLP. The selected financial information as of and for the nine months ended March 31, 2001 and March 31, 2000 has not been audited. The results of operations for the nine months ended March 31, 2001 are not necessarily indicative of results for the entire year.

        The pro forma financial information reflects, on a pro forma basis, the sale of the Company's Filofax operations as if it had occurred on March 31, 2001 (in the case of the balance sheet data) or on the first day of the period presented (in the case of statement of operations data).

                   SELECTED CONSOLIDATED FINANCIAL INFORMATION


                                                            Nine Months Ended March 31,
                                                      -------------------------------------
                                                         Pro
CONSOLIDATED STATEMENT OF                               Forma                Actual
OPERATIONS DATA:                                      ---------     -----------------------
                                                        2001           2001          2000
                                                      ---------     ---------     ---------
                                                     (IN THOUSANDS EXCEPT PER SHARE AMOUNTS)
Net sales ........................................    $  75,249     $ 110,680     $ 139,312
Cost of goods sold ...............................       40,436        55,670        75,633
                                                      ---------     ---------     ---------
Gross profit .....................................       34,813        55,010        63,679
                                                      ---------     ---------     ---------
Operating expenses:
        Selling, marketing and distribution ......                     30,739        46,328

        General and administrative ...............                     20,354        22,770
        Restructuring and impairment charges .....                     15,005         3,030
        Costs related to activities associated
        with the Filofax acquisition .............
        Costs incurred in pursuing acquisitions ..
                                                      ---------     ---------     ---------
        Total operating expenses .................       34,719        66,098        72,128
                                                      ---------     ---------     ---------
(Loss) income from operations ....................
(Loss) income from operations per share:                     94       (11,088)       (8,449)
        Basic ....................................         0.04         (4.62)        (3.55)
        Diluted ..................................         0.04         (4.62)        (3.55)

Net interest expense (income) ....................        5,594        10,014         8,693
                                                      ---------     ---------     ---------
(Loss) income before provisions
        (benefit) for income taxes ...............       (5,500)      (21,102)      (17,142)

Provision (benefit)
        for income taxes .........................           58        (1,756)       (2,674)
                                                      ---------     ---------     ---------
Net (loss) income ................................    $  (5,558)    $ (22,858)    $ (14,468)
                                                      =========     =========     =========
(Loss) earnings per common share:
        Basic ....................................    $   (2.32)    $   (9.53)    $   (6.08)
                                                      =========     =========     =========
        Diluted ..................................    $   (2.32)    $   (9.53)    $   (6.08)
                                                      =========     =========     =========

Weighted average number of common shares outstanding:
        Basic ....................................        2,393         2,398         2,381
                                                      =========     =========     =========
        Diluted ..................................        2,393         2,398         2,381
                                                      =========     =========     =========



                                                                                     Fiscal Year Ended June 30,
                                                     ------------------------------------------------------------------------------
                                                       Pro
CONSOLIDATED STATEMENT OF                              Forma                                   Actual
OPERATIONS DATA:                                     ---------    -----------------------------------------------------------------
                                                       2000         2000           1999          1998         1997          1996
                                                     ---------    ---------     ---------     ---------     ---------     ---------
                                                                        (IN THOUSANDS EXCEPT PER SHARE AMOUNTS)
Net sales ........................................   $ 111,154    $ 171,487     $ 196,212     $ 167,841     $ 127,376     $ 125,126
Cost of goods sold ...............................      73,550      103,274       108,087        80,663        60,452        59,920
                                                     ---------    ---------     ---------     ---------     ---------     ---------
Gross profit .....................................      37,604       68,213        88,125        87,178        66,924        65,206
                                                     ---------    ---------     ---------     ---------     ---------     ---------
Operating expenses:
        Selling, marketing and distribution ......                   61,213        62,180        43,193        31,673        29,878

        General and administrative ...............                   31,166        26,445        18,416        14,451        16,376
        Restructuring and impairment charges .....                   66,214
        Costs related to activities associated
        with the Filofax acquisition .............                                  1,072
        Costs incurred in pursuing acquisitions ..                                                              1,451
                                                     ---------    ---------     ---------     ---------     ---------     ---------

        Total operating expenses .................      69,106      158,593        89,697        61,609        47,575        46,254
                                                     ---------    ---------     ---------     ---------     ---------     ---------
(Loss) income from operations ....................                                 (1,572)       25,569        19,349        18,952
(Loss) income from operations per share:               (31,502)     (90,380)
        Basic ....................................      (13.23)      (37.96)        (0.66)        11.08          7.78          7.60
        Diluted ..................................      (13.23)      (37.96)        (0.66)        10.21          7.34          7.15

Net interest expense (income) ....................       6,016       11,213         5,215          (172)       (1,301)         (706)
                                                     ---------    ---------     ---------     ---------     ---------     ---------
(Loss) income before provisions
        (benefit) for income taxes ...............     (37,518)    (101,593)       (6,787)       25,741        20,650        19,658

Provision (benefit)
        for income taxes .........................       4,325        5,044        (2,789)        9,833         8,102         7,840
                                                     ---------    ---------     ---------     ---------     ---------     ---------
Net (loss) income ................................   $ (41,843)   $(106,637)    $  (3,998)    $  15,908     $  12,548     $   1,818
                                                     =========    =========     =========     =========     =========     =========
(Loss) earnings per common share:
        Basic ....................................   $  (17.57)   $  (44.79)    $   (1.68)    $    6.90     $    5.05     $    4.74
                                                     =========    =========     =========     =========     =========     =========
        Diluted ..................................   $  (17.57)   $  (44.79)    $   (1.68)    $    6.35     $    4.76     $    4.46
                                                     =========    =========     =========     =========     =========     =========

Weighted average number of common shares outstanding:
        Basic ....................................       2,381        2,381         2,379         2,307         2,486         2,494
                                                     =========    =========     =========     =========     =========     =========
        Diluted ..................................       2,381        2,381         2,379         2,505         2,636         2,650
                                                     =========    =========     =========     =========     =========     =========

                                                                        March 31,
                                                      -------------------------------------
                                                         Pro
CONSOLIDATED BALANCE SHEET DATA:                        Forma                Actual
                                                      ---------     -----------------------
                                                        2001           2001          2000
                                                      ---------     ---------     ---------

(IN THOUSANDS)
Working capital (deficiency) .....................                    (71,937)      (44,671)
Total assets .....................................                     55,694       181,888
Short-term debt ..................................                    114,855       126,141
Long-term liabilities ............................                         43           254
Stockholders' equity (deficiency) ................      (60,677)      (59,204)       55,493
Book value per share:
    Basic ........................................       (25.36)       (24.69)        23.31
    Diluted ......................................       (25.36)       (24.69)        23.31



                                                                                              June 30,
                                                     ------------------------------------------------------------------------------
                                                       Pro
CONSOLIDATED BALANCE SHEET DATA:                       Forma                                   Actual
                                                     ---------    -----------------------------------------------------------------
                                                       2000         2000           1999          1998         1997          1996
                                                     ---------    ---------     ---------     ---------     ---------     ---------

(IN THOUSANDS)
Working capital (deficiency) .....................                $ (68,879)    $  70,491     $  57,922     $  50,710     $  51,653
Total assets .....................................                   97,094       216,311       101,179        78,880        77,931
Short-term debt ..................................                   99,271         2,077         2,716           452
Long-term liabilities ............................                       45       105,568
Stockholders' equity (deficiency) ................                  (36,320)       70,397        74,532        59,484        59,498
Book value per share:
    Basic ........................................                   (15.25)        29.59         32.31         23.93         23.86
    Diluted ......................................                   (15.25)        29.59         29.75         22.57         22.45

        RECENT FINANCIAL PERFORMANCE. The Company's unaudited, internally prepared financial statements for the eleven-month period ended May 31, 2001, which have been provided to the Filing Persons, indicated that the Company had sales, loss from operations and net loss of $85.9 million, $1.1 million and $10.9 million, respectively, compared to $100.3 million, $15.9 million and $20.1 million, respectively, for the eleven-month period ended May 31, 2000, in each case adjusted to exclude the Company's Filofax operations. The Company's total stockholders deficiency was $63.5 million at May 31, 2001, compared to total stockholders' equity of $47.9 million at May 31, 2000.

ITEM 14. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

        (A) SOLICITATIONS OR RECOMMENDATIONS. There are no persons or classes of persons who are directly or indirectly employed, retained, or to be compensated to make solicitations or recommendations in connection with the Merger.

        (B) EMPLOYEES AND CORPORATE ASSETS. No employees or corporate assets of the Company will be used by the Filing Persons in connection with the Merger.

ITEM 15. ADDITIONAL INFORMATION

        None.

ITEM 16. EXHIBITS


EXHIBIT NUMBER        DESCRIPTION
--------------        -----------
    (a)(1)            Letter from KAYSUN Holdings LLC.

    (d)(1)            Investment Agreement, dated as of May 29, 2001, between
                      Sunrise Capital Partners, L.P. and Kayne Anderson Capital
                      Advisors, L.P. (incorporated herein by reference to Exhibit (9) of Osmond Acquisition, Day Holdings LLC, Arbco
                      Associates, L.P., Kayne Anderson Diversified Capital
                      Partners, L.P.'s Schedule 13D filed on June 4, 2001)

    (d)(2) Registration Rights Agreement dated as of November 1, 2000 by and among Day Runner, Inc., Wells Fargo Bank, National
                      Association, Bank of Scotland, Credit Agricole Indosuez,
                      Mellon Bank, N.A., National Westminster Bank plc and
                      Oaktree Capital Management, LLC, as agent and on behalf of certain funds and accounts (incorporated herein by reference to Exhibit (10) of Osmond Acquisition, Day
                      Holdings LLC, Arbco Associates, L.P., Kayne Anderson
                      Diversified Capital Partners, L.P.'s Schedule 13D filed on
                      June 4, 2001)

    (d)(3) Shareholders Agreement dated as of November 1, 2000 by and among Wells Fargo Bank, National Association, Bank of
                      Scotland, Credit Agricole Indosuez, Mellon Bank, N.A.,
                      National Westminster Bank plc and Oaktree Capital
                      Management, LLC, as agent and on behalf of certain funds and accounts (incorporated herein by reference to Exhibit
                      (11) of Osmond Acquisition, Day Holdings LLC, Arbco
                      Associates, L.P., Kayne Anderson Diversified Capital
                      Partners, L.P.'s Schedule 13D filed on June 4, 2001)

    (d)(4) Limited Liability Company Agreement of KAYSUN Holdings, dated as of August 8, 2001*

    (d)(5)            Purchase and Sale Agreement (Secondary Assignment;
                      Borrower Not in Bankruptcy) dated as of August 7, 2000 by and between Oaktree Capital Management LLC, as agent and on behalf of certain funds and accounts, and Kayne
                      Anderson Capital Advisors, L.P.*

       (f)            Delaware General Corporation Law Section 262*

--------------
* Incorporated by reference to designated exhibit to Schedule 13E-3 filed by the Filing Persons with the Securities and Exchange Commission on August 13, 2001.

                                   SIGNATURES

        After due inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: August 31, 2001

                            KAYSUN, INC.

                            By:    /s/ David J. Shladovsky
                                  ----------------------------------------------
                            Name: David J. Shladovsky
                            Title: Secretary and Chief Financial Officer

                            KAYSUN HOLDINGS LLC

                            By:     Kayne Anderson Capital Advisors, Ltd.,
                                    its Manager

                                    By:    Kayne Anderson Investment Management,
                                           Inc., its General Partner

                                           By: /s/ David J. Shladovsky
                                               ---------------------------------
                                           Name:  David J. Shladovsky
                                           Title:  General Counsel and Secretary

                            By:     Sunrise Capital Partners, L.P., its Manager

                                    By:    Sunrise Advisors, LLC,
                                           its General Partner

                                           By: /s/ Michael D. Stewart
                                               ---------------------------------
                                           Name:  Michael D. Stewart
                                           Title:  Principal

                            DAY HOLDINGS LLC

                            By:     Kayne Anderson Capital Advisors, Ltd.,
                                    its Manager

                                    By:    Kayne Anderson Investment Management,
                                           Inc., its General Partner

                                           By: /s/ David J. Shladovsky
                                               ---------------------------------
                                           Name:  David J. Shladovsky
                                           Title:  General Counsel and Secretary

                            OSMOND ACQUISITION COMPANY LLC

                            By:     Sunrise Capital Partners, L.P., its Manager

                                    By:    Sunrise Advisors, LLC,
                                           its General Partner

                                           By: /s/ Michael D. Stewart
                                               ---------------------------------
                                           Name:  Michael D. Stewart
                                           Title:  Principal

                                   SCHEDULE I

           MEMBERS OF THE BOARD OF DIRECTORS AND EXECUTIVE OFFICERS OF
                               THE FILING PERSONS

KAYSUN INC.

        DIRECTORS AND EXECUTIVE OFFICERS.

        The name, business address, position with KAYSUN Inc., present principal occupation or employment and five-year employment history of the directors and executive officers of KAYSUN Inc., together with the names, principal businesses and addresses of any corporations or other organizations in which such principal occupation is conducted, are set forth below. Except as otherwise indicated, each occupation set forth refers to KAYSUN Inc. Each of the directors and executive officers of KAYSUN Inc. is a United States citizen. To the knowledge of the Filing Persons, no director or executive officer of KAYSUN Inc. has been convicted in a criminal proceeding during the last five years (excluding traffic violations or similar misdemeanors) and no director or executive officer of KAYSUN Inc. has been a party to any judicial or administrative proceeding during the last five years (except for any matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining him from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.



                          POSITION WITH           PRINCIPAL OCCUPATION OR EMPLOYMENT
NAME AND ADDRESS           KAYSUN INC             AND FIVE-YEAR EMPLOYMENT HISTORY
----------------          -------------           ----------------------------------
Lawrence S. Coben        President and Director   Mr. Coben is currently a Principal of
  685 Third Avenue                                Sunrise Advisors, LLC and has held
  New York, New York                              this position since January 2001.
  10017                                           Mr. Coben is also a Director of
                                                  Houlihan Lokey and has worked for
                                                  Houlihan Lokey since January 2001.
                                                  Mr. Coben previously served as Chief
                                                  Executive of Bolivian Power Company,
                                                  Ltd., La Paz, Bolivia, from 1994 to
                                                  1996.

David J. Shladovsky      Secretary, Treasurer     Mr. Shladovsky currently serves as
  1800 Avenue of the     and Director             General Counsel and Secretary of
  Stars                                           KAIM, KARIM, and KACALP and has held
  Los Angeles,                                    such positions since January 1997.
  California 90067                                Mr. Shladovsky served as an attorney
                                                  with the law firm Hughes
                                                  Hubbard & Reed LLP, Los
                                                  Angeles, California from 1985
                                                  to January 1997.

        STOCK OWNERSHIP.

        To the knowledge of the Filing Persons, neither KAYSUN Inc. nor any director or executive officer of KAYSUN Inc. beneficially owns any Shares (or rights to acquire Shares), except to the extent any such person may be deemed to beneficially own Shares beneficially owned by KAYSUN Holdings.

KAYSUN HOLDINGS LLC

        DIRECTORS AND EXECUTIVE OFFICERS.

        KAYSUN Holdings is managed by KACALP and Sunrise. The principal business, jurisdiction of organization and business address of the managers of KAYSUN Holdings are set forth below under "KAYNE ANDERSON CAPITAL ADVISORS, L.P." and "SUNRISE CAPITAL PARTNERS, L.P." respectively. To the knowledge of the Filing Persons, no manager of KAYSUN Holdings has been convicted in a criminal proceeding during the last five years (excluding traffic violations or similar misdemeanors) and no managing member of KAYSUN Holdings was a party to any judicial or administrative proceeding during the last five years (except for any matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining such person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

        STOCK OWNERSHIP.

        KAYSUN Holdings beneficially owns 23,200,000 Shares, or 90.6% of the total outstanding Shares. To the knowledge of the Filing Persons, no managing member of KAYSUN Holdings beneficially owns any Shares (or rights to acquire Shares), except to the extent any such person may be deemed to beneficially own Shares beneficially owned by KAYSUN Holdings.

DAY HOLDINGS LLC

        DIRECTORS AND EXECUTIVE OFFICERS.

        Day Holdings is managed by KACALP, its managing member. The principal business, jurisdiction of organization and business address of KACALP are set forth below under "KAYNE ANDERSON CAPITAL ADVISORS, L.P." To the knowledge of the Filing Persons, the managing member of Day Holdings has not been convicted in a criminal proceeding during the last five years (excluding traffic violations or similar misdemeanors) and has not been a party to any judicial or administrative proceeding during the last five years (except for any matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining such person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

        STOCK OWNERSHIP.

        To the knowledge of the Filing Persons, neither Day Holdings nor its managing member beneficially owns any Shares (or rights to acquire Shares), except to the extent any such person may be deemed to beneficially own Shares beneficially owned by KAYSUN Holdings or by members of Day Holdings in their individual capacities.

OSMOND ACQUISITION COMPANY LLC

        Osmond Acquisition is managed by Sunrise, its managing member. The principal business, jurisdiction of organization and business address of Sunrise are set forth below under "SUNRISE CAPITAL PARTNERS, L.P.". To the knowledge of the Filing Persons, the managing member of Osmond Acquisition has not been convicted in a criminal proceeding during the last five years (excluding traffic violations or similar misdemeanors) and has not been a party to any judicial or administrative proceeding during the last five years (except for any matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining such person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

        STOCK OWNERSHIP.

        To the knowledge of the Filing Persons, neither Osmond Acquisition nor its managing member beneficially owns any Shares (or rights to acquire Shares), except to the extent any such person may be deemed to beneficially own Shares beneficially owned by KAYSUN Holdings.

KAYNE ANDERSON CAPITAL ADVISORS, L.P.

        KACALP is an investment adviser registered under the Investment Advisors Act of 1940, as amended. KACALP is a limited liability partnership organized under the laws of California. The principal business address of KACALP, which also serves as its principal office, is 1800 Avenue of the Stars, Second Floor, Los Angeles, California 90067.

        DIRECTORS AND EXECUTIVE OFFICERS.

        KACALP is managed by KAIM, its general partner. The principal business, jurisdiction of organization and business address of KAIM are set forth below under "KAYNE ANDERSON INVESTMENT MANAGEMENT, INC.". To the knowledge of the Filing Persons, the general partner of KACALP has not been convicted in a criminal proceeding during the last five years (excluding traffic violations or similar misdemeanors) and has not been a party to any judicial or administrative proceeding during the last five years (except for any matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining such person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

        STOCK OWNERSHIP.

        To the knowledge of the Filing Persons, neither KACALP nor its general partner beneficially owns any Shares (or rights to acquire Shares), except to the extent any such person may be deemed to beneficially own Shares beneficially owned by KAYSUN Holdings or by members of KACALP in their individual capacities.

KAYNE ANDERSON INVESTMENT MANAGEMENT, INC.

        KAIM is a Nevada corporation, the principal business of which is serving as the general partner of KACALP. The principal business address of KAIM, which also serves as its principal office, is 1800 Avenue of the Stars, Second Floor, Los Angeles, California 90067.

        DIRECTORS AND EXECUTIVE OFFICERS.

        The name, business address, position with KAIM, present principal occupation or employment and five-year employment history of the directors and executive officers of KAIM, together with the names, principal businesses and addresses of any corporations or other organizations in which such principal occupation is conducted, are set forth below. Except as otherwise indicated, each occupation set forth refers to KAIM. Each of the directors and executive officers of KAIM is a United States citizen whose business address, including the business address of any organization mentioned below unless otherwise indicated, is 1800 Avenue of the Stars, Los Angeles, California 90067. To the knowledge of the Filing Persons, no director or executive officer of KAIM has been convicted in a criminal proceeding during the last five years (excluding traffic violations or similar misdemeanors) and no director or executive officer of KAIM has been a party to any judicial or administrative proceeding during the last five years (except for any matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining him from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

                      POSITION WITH           PRINCIPAL OCCUPATION OR EMPLOYMENT
NAME                      KAIM                AND FIVE-YEAR EMPLOYMENT HISTORY
----                  -------------           ----------------------------------
Richard A. Kayne     President, Chief         Mr. Kayne currently serves as
                     Executive Officer and    Director, President, and Chief
                     Director                 Executive Officer of KAIM and has
                                              held those positions for at
                                              least five years. He
                                              currently serves as Chief
                                              Executive Officer and
                                              Director of KA Associates,
                                              Inc., an NASD-member
                                              broker/dealer ("KA"), and
                                              has held those positions for
                                              at least five years. Mr.
                                              Kayne also serves as a
                                              managing member of Kayne
                                              Anderson Rudnick Investment
                                              Management, LLC, a
                                              registered investment
                                              adviser ("KARIM"), and has
                                              held that position for at
                                              least five years. KA and
                                              KARIM are each affiliated
                                              with KAIM.

John E. Anderson     Chairman and Director    Mr. Anderson currently serves as
                                              Director and Chairman of KAIM and
                                              has held those positions for at
                                              least five years. Mr. Anderson is
                                              also a Director of KA and has held
                                              that position for at least five
                                              years. Mr. Anderson has served as
                                              President of Topa Equities, Ltd.,
                                              a holding company for numerous
                                              private companies, and as Chairman
                                              of Topa Insurance Company, in each
                                              case for at least five years.

Robert V. Sinnott    Vice President           Mr. Sinnott currently serves as
                                              Vice President of KAIM and
                                              Managing Director of KACALP and
                                              has held those positions for at
                                              least five years.

Howard M. Zelikow    Vice President and       Mr. Zelikow currently serves as
                     Director                 Director and Vice President of
                                              KAIM and has held those positions
                                              for at least five years. He also
                                              serves as a Managing Director of
                                              KACALP and has held that position
                                              for at least five years.

Ralph C. Walter      Chief Financial Officer  Mr. Walter currently serves as
                                              Chief Financial Officer of KAIM
                                              and Chief Operating Officer of
                                              KARIM and has held those positions
                                              for at least five years. From 1986
                                              to 2000, Mr. Walter served as
                                              Chief Administrative Officer of
                                              ABN AMRO Incorporated, a bank
                                              located in Chicago, Illinois.

David Shladovsky     Secretary                Mr. Shladovsky currently serves as
                                              General Counsel and Secretary of
                                              KAIM, KARIM, and KACALP and has
                                              held such positions since January
                                              1997. Mr. Shladovsky served as an
                                              attorney with the law firm Hughes
                                              Hubbard & Reed LLP, Los Angeles,
                                              California, from 1985 to January
                                              1997.

        STOCK OWNERSHIP.

        To the knowledge of the Filing Persons, neither KAIM nor any director or executive officer of KAIM beneficially owns any Shares (or rights to acquire Shares), except to the extent any such person may be deemed to beneficially own Shares beneficially owned by KAYSUN Holdings.


SUNRISE CAPITAL PARTNERS, L.P.

        Sunrise is a limited partnership organized under the laws of Delaware. Sunrise is a private investment fund. The principal business address of Sunrise, which also serves as its principal office, is 685 Third Avenue, 15th Floor, New York, NY 10017.

        DIRECTORS AND EXECUTIVE OFFICERS.

        Sunrise is managed by Sunrise Advisors, LLC, its general partner. The principal business, jurisdiction of organization and business address of the general partner of Sunrise are set forth below under "SUNRISE ADVISORS, LLC". To the knowledge of the Filing Persons, the general partner of Sunrise has not been convicted in a criminal proceeding during the last five years (excluding traffic violations or similar misdemeanors) and has not been a party to any judicial or administrative proceeding during the last five years (except for any matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining such person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.


        STOCK OWNERSHIP.

        To the knowledge of the Filing Persons, neither Sunrise nor its general partner beneficially owns any Shares (or rights to acquire Shares), except to the extent any such person may be deemed to beneficially own Shares beneficially owned by KAYSUN Holdings.

SUNRISE ADVISORS, LLC

        Sunrise Advisors, LLC ("Sunrise Advisors") is a Delaware limited liability company, the principal business of which is serving as the general partner of Sunrise. The principal business address of Sunrise Advisors, LLC, which also serves as its principal office, is 685 Third Avenue, 15th Floor, New York, NY 10017.

        DIRECTORS AND EXECUTIVE OFFICERS.

        The name, business address, position with Sunrise Advisors, present principal occupation or employment and five-year employment history of the directors and executive officers of Sunrise Advisors, together with the names, principal businesses and addresses of any corporations or other organizations in which such principal occupation is conducted, are set forth below. Except as otherwise indicated, each occupation set forth refers to Sunrise Advisors. Each of the directors and executive officers of Sunrise Advisors is a United States citizen whose business address is 685 Third Avenue, 15th Floor, New York, NY 10017. To the knowledge of the Filing Persons, no director or executive officer of Sunrise Advisors has been convicted in a criminal proceeding during the last five years (excluding traffic violations or similar misdemeanors) and no director or executive officer of Sunrise Advisors has been a party to any judicial or administrative proceeding during the last five years (except for any matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining such person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

                               PRINCIPAL OCCUPATION OR EMPLOYMENT AND FIVE-YEAR
NAME                                          EMPLOYMENT HISTORY
-----------                    -------------------------------------------------
David A. Preiser               Mr. Preiser is currently the Managing Member of
                               Sunrise Advisors, LLC and has held this position
                               since 1998. Mr. Preiser is also a Managing
                               Director of Houlihan Lokey Howard & Zukin
                               ("Houlihan Lokey") and has worked for Houlihan
                               Lokey for at least five years.

Lawrence S. Coben              Mr. Coben is currently a Principal of Sunrise
                               Advisors, LLC and has held this position since
                               January 2001. Mr. Coben is also a Director of
                               Houlihan Lokey and has worked for Houlihan Lokey
                               since January 2001. Mr. Coben previously served
                               as Chief Executive of Bolivian Power Company,
                               Ltd., located at Avenida Hernado Siles 5635,
                               Obrajes, La Paz-Bolivia, from 1994 to 1996.

Michael D. Stewart             Mr. Stewart is currently a Principal of Sunrise
                               Advisors, LLC and has held this position since
                               1998. Mr. Stewart is also a Director of Houlihan
                               Lokey and has worked for Houlihan Lokey for at
                               least five years.

Joseph A. Julian               Mr. Julian is currently a Principal of Sunrise
                               Advisors, LLC and has held this position since
                               1998. Mr. Julian is also a Director of Houlihan
                               Lokey and has worked for Houlihan Lokey for at
                               least five years.

Irwin N. Gold                  Mr. Gold is currently a Principal of Sunrise
                               Advisors, LLC and has held this position since
                               1998. Mr. Gold is also a Senior Managing Director
                               of Houlihan Lokey and has worked for Houlihan
                               Lokey for at least five years.

Jeffrey I. Werbalowsky         Mr. Werbalowsky is currently a Principal of
                               Sunrise Advisors, LLC and has held this position
                               since 1998. Mr. Werbalowsky is also a Senior
                               Managing Director of Houlihan Lokey and has
                               worked for Houlihan Lokey for at least five
                               years.

        STOCK OWNERSHIP.

        To the knowledge of the Filing Persons, neither Sunrise Advisors nor any director or executive officer of Sunrise Advisors beneficially owns any Shares (or rights to acquire Shares), except to the extent any such person may be deemed to beneficially own Shares beneficially owned by KAYSUN Holdings.